Registration No. 333-237076

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.       Exact name of trust:

FT 8630

B.       Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.       Complete address of depositor's principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.       Name and complete address of agents for service:

Copy to:

JAMES A. BOWEN	ERIC F. FESS
c/o First Trust Portfolios L.P.	c/o Chapman and Cutler LLP
120 East Liberty Drive	111 West Monroe Street
Suite 400	Chicago, Illinois 60603
Wheaton, Illinois 60187

E.       Title and Amount of Securities Being Registered:

An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.       Approximate date of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

| | Check box if it is proposed that this filing will become effective on April 14, 2020 at 2:00 p.m. pursuant to Rule 487.

________________________________

          40/60 Strategic Allocation Port. 2Q '20 - Term 7/16/21

                                  FT 8630

FT 8630 is a series of a unit investment trust, the FT Series. FT 8630 consists of a single portfolio known as 40/60 Strategic Allocation Port.
2Q '20 - Term 7/16/21 (40/60 Strategic Allocation Portfolio, 2nd Quarter
2020 Series) (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Common Stocks") and shares issued by exchange-traded funds ("ETFs" or "Funds"). Collectively, the Common Stocks and ETFs are
referred to as the "Securities." An investment can be made in the underlying ETFs directly rather than through the Trust. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the Trust. The Trust seeks above-
average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR
DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS
PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              FIRST TRUST(R)

                               800-621-1675

               The date of this prospectus is April 14, 2020

                               Table of Contents

Summary of Essential Information                                      3
Fee Table                                                             4
Report of Independent Registered Public Accounting Firm               5
Statement of Net Assets                                               6
Schedule of Investments                                               7
The FT Series                                                        13
Portfolio                                                            14
Risk Factors                                                         15
Public Offering                                                      26
Distribution of Units                                                28
The Sponsor's Profits                                                29
The Secondary Market                                                 30
How We Purchase Units                                                30
Expenses and Charges                                                 30
Tax Status                                                           31
Retirement Plans                                                     33
Rights of Unit Holders                                               33
Income and Capital Distributions                                     34
Redeeming Your Units                                                 35
Investing in a New Trust                                             36
Removing Securities from the Trust                                   36
Amending or Terminating the Indenture                                37
Information on the Sponsor, Trustee and Evaluator                    37
Other Information                                                    38

                  Summary of Essential Information (Unaudited)

             40/60 Strategic Allocation Port. 2Q '20 - Term 7/16/21
                                    FT 8630

    At the Opening of Business on the Initial Date of Deposit-April 14, 2020

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                   388,327
Fractional Undivided Interest in the Trust per Unit (1)                                                     1/388,327
Public Offering Price:
Public Offering Price per Unit (2)                                                                         $   10.000
    Less Initial Sales Charge per Unit (3)                                                                      (.000)
                                                                                                           __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                 10.000
    Less Deferred Sales Charge per Unit (3)                                                                     (.135)
                                                                                                           __________
Redemption Price per Unit (5)                                                                                   9.865
    Less Creation and Development Fee per Unit (3)(5)                                                           (.050)
    Less Organization Costs per Unit (5)                                                                        (.023)
                                                                                                           __________
Net Asset Value per Unit                                                                                   $    9.792
                                                                                                           ==========
Cash CUSIP Number                                                                                          30313Q 747
Reinvestment CUSIP Number                                                                                  30313Q 754
Fee Account Cash CUSIP Number                                                                              30313Q 762
Fee Account Reinvestment CUSIP Number                                                                      30313Q 770
Pricing Line Product Code                                                                                      129777
Ticker Symbol                                                                                                  FMHPRX

First Settlement Date                                      April 16, 2020
Mandatory Termination Date (6)                             July 16, 2021
Income Distribution Record Date                            Tenth day of each month, commencing May 10, 2020.
Income Distribution Date (7)                               Twenty-fifth day of each month, commencing May 25, 2020.

_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may
adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the
Securities on the business days prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your
Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public
Offering Price per Unit will not include any accumulated dividends on the
Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering
Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee
Table."

(4) Each listed Security is valued at its last closing sale price at the
Evaluation Time on the business day prior to the Initial Date of Deposit.
If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The
Value of the Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m.
Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and the estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least
$1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public
Offering" and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                 Amount
                                                                                                                 per Unit
                                                                                                                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
  Initial sales charge                                                                            0.00%(a)       $.000
  Deferred sales charge                                                                           1.35%(b)       $.135
  Creation and development fee                                                                    0.50%(c)       $.050
                                                                                                  _____          _____
  Maximum sales charge (including creation and development fee)                                   1.85%          $.185
                                                                                                  =====          =====

Organization Costs (as a percentage of public offering price)
  Estimated organization costs                                                                    .230%(d)       $.0230
                                                                                                  =====          ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
  Portfolio supervision, bookkeeping, administrative and evaluation fees                          .059%          $.0060
  Trustee's fee and other operating expenses                                                      .126%(f)       $.0127
  Acquired Fund fees and expenses                                                                 .110%(g)       $.0111
                                                                                                  _____          ______
     Total                                                                                        .295%          $.0298
                                                                                                  =====          ======

                                  Example

This example is intended to help you compare the cost of investing in the
Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5% return on your investment each year and that your
Trust's, and each New Trust's, sales charges and expenses stay the same.
The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests.
Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

                1 Year       3 Years      5 Years      10 Years
                ______       _______      _______      ________
                $238         $732         $1,022       $2,209

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per
Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 20, 2020.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of
$.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of
Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%. If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs will be deducted from the assets of the
Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) With the exception of the underlying Fund expenses, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for the Trust. In certain circumstances the
Trust may incur additional expenses not set forth above. See "Expenses and
Charges."

(g) Although not an actual Trust operating expense, the Trust, and therefore Unit holders, will indirectly bear similar operating expenses of the Funds in which the Trust invests in the estimated amounts set forth in the table. These expenses are estimated based on the actual Fund expenses disclosed in a Fund's most recent SEC filing but are subject to change in the future. An investor in the Trust will therefore indirectly pay higher expenses than if the underlying Fund shares were held directly.

                                    Report of Independent
                               Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 8630

Opinion on the Statement of Net Assets

We have audited the accompanying statement of net assets of FT 8630, comprising 40/60 Strategic Allocation Port. 2Q '20 - Term 7/16/21 (40/60
Strategic Allocation Portfolio, 2nd Quarter 2020 Series) (the "Trust"),
one of the series constituting the FT Series, including the schedule of investments, as of the opening of business on April 14, 2020 (Initial Date of Deposit), and the related notes. In our opinion, the statement of net assets presents fairly, in all material respects, the financial position of the Trust as of the opening of business on April 14, 2020 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of net assets is the responsibility of the Trust's Sponsor.
Our responsibility is to express an opinion on this statement of net assets based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and
are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the
Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New
York Mellon, the Trustee, and deposited in the Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on April 14, 2020, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
April 14, 2020

We have served as the auditor of one or more investment companies sponsored by First Trust Portfolios L.P. since 2001.

                            Statement of Net Assets

             40/60 Strategic Allocation Port. 2Q '20 - Term 7/16/21
                                    FT 8630

    At the Opening of Business on the Initial Date of Deposit-April 14, 2020

                                   NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                      $3,883,268
Less liability for reimbursement to Sponsor for organization costs (3)                                      (8,932)
Less liability for deferred sales charge (4)                                                               (52,424)
Less liability for creation and development fee (5)                                                        (19,416)
                                                                                                        __________
Net assets                                                                                              $3,802,496
                                                                                                        ==========
Units outstanding                                                                                          388,327
Net asset value per Unit (6)                                                                            $    9.792
                             ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                   $3,883,268
Less maximum sales charge (7)                                                                              (71,840)
Less estimated reimbursement to Sponsor for organization costs (3)                                          (8,932)
                                                                                                        __________
Net assets                                                                                              $3,802,496
                                                                                                        ==========

______________

                        NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment
Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a diversified portfolio of Common Stocks and
ETFs. Aggregate cost of the Securities listed under "Schedule of
Investments" is based on their aggregate underlying value. The Trust has a
Mandatory Termination Date of July 16, 2021.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $4,000,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0230 per Unit for the Trust. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering
Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on July 20, 2020 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 18, 2020. If Unit holders redeem Units before September 18, 2020, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the
Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public
Offering Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under
"Public Offering."

                            Schedule of Investments

             40/60 Strategic Allocation Port. 2Q '20 - Term 7/16/21
                                    FT 8630

    At the Opening of Business on the Initial Date of Deposit-April 14, 2020

                                                                          Percentage                 Market     Cost of
Ticker Symbol and                                                         of Aggregate    Number     Value per  Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price  of Shares  Share      the Trust (2)
___________________________________                                       ______________  _________  _________  _____________
COMMON STOCKS (40.10%):
Communication Services (2.96%):
GOOGL     Alphabet Inc. (Class A) *                                            0.34%          11    $ 1,210.41  $   13,314
BCE       BCE Inc. +                                                           0.27%         249         41.79      10,406
EA        Electronic Arts Inc. *                                               0.33%         119        109.30      13,007
KDDIY     KDDI Corporation (ADR) +                                             0.27%         720         14.38      10,354
NTDOY     Nintendo Co., Ltd. (ADR) +                                           0.27%         199         51.80      10,308
NTTYY     Nippon Telegraph and Telephone Corporation (ADR) +                   0.27%         434         23.84      10,347
DCMYY     NTT DOCOMO, Inc. (ADR) +                                             0.27%         339         30.53      10,350
TMUS      T-Mobile US, Inc. *                                                  0.33%         151         86.17      13,012
TTWO      Take-Two Interactive Software, Inc. *                                0.14%          44        120.00       5,280
TDS       Telephone and Data Systems, Inc.                                     0.07%         139         18.61       2,587
TWTR      Twitter, Inc. *                                                      0.33%         477         27.21      12,979
USM       United States Cellular Corporation *                                 0.07%          82         31.36       2,572
Consumer Discretionary (5.50%):
GOLF      Acushnet Holdings Corp.                                              0.07%         107         24.18       2,587
ADDYY     adidas AG (ADR) +                                                    0.27%          85        121.59      10,335
ATGE      Adtalem Global Education Inc. *                                      0.07%          99         26.23       2,597
AMZN      Amazon.com, Inc. *                                                   0.33%           6      2,168.87      13,013
AN        AutoNation, Inc. *                                                   0.07%          80         32.50       2,600
BBY       Best Buy Co., Inc.                                                   0.34%         191         68.34      13,053
COLM      Columbia Sportswear Company                                          0.13%          72         72.15       5,195
DHI       D.R. Horton, Inc.                                                    0.13%         134         38.63       5,176
DG        Dollar General Corporation                                           0.34%          76        171.57      13,039
ESLOY     EssilorLuxottica S.A. (ADR) +                                        0.27%         179         57.96      10,374
FL        Foot Locker, Inc.                                                    0.07%         113         23.09       2,609
GNTX      Gentex Corporation                                                   0.13%         225         23.08       5,193
GHC       Graham Holdings Company                                              0.07%           7        369.53       2,587
LOPE      Grand Canyon Education, Inc. *                                       0.13%          68         75.80       5,154
H         Hyatt Hotels Corporation (Class A)                                   0.13%         101         51.76       5,228
IDEXY     Industria de Diseno Textil, S.A. (ADR) +                             0.27%         764         13.54      10,345
LEN       Lennar Corporation                                                   0.13%         125         41.35       5,169
MDC       M.D.C. Holdings, Inc.                                                0.07%         106         24.99       2,649
MTH       Meritage Homes Corporation *                                         0.07%          64         41.29       2,643
MHK       Mohawk Industries, Inc. *                                            0.13%          63         83.41       5,255
NVR       NVR, Inc. *                                                          0.14%           2      2,764.80       5,530
OLLI      Ollie's Bargain Outlet Holdings, Inc. *                              0.14%          98         54.24       5,315
PHM       PulteGroup, Inc.                                                     0.13%         210         24.80       5,208
ROST      Ross Stores, Inc.                                                    0.34%         151         87.00      13,137
SNE       Sony Corporation (ADR) +                                             0.27%         173         60.09      10,396
SHOO      Steven Madden, Ltd.                                                  0.07%         105         24.66       2,589
TXRH      Texas Roadhouse, Inc.                                                0.13%         117         44.14       5,164
TJX       The TJX Companies, Inc.                                              0.33%         271         47.85      12,967
BLD       TopBuild Corp. *                                                     0.06%          33         76.12       2,512
TM        Toyota Motor Corporation (ADR) +                                     0.26%          85        121.26      10,307
ULTA      Ulta Beauty, Inc. *                                                  0.14%          26        202.60       5,268
VWAGY     Volkswagen AG (ADR) +                                                0.27%         720         14.43      10,390

                       Schedule of Investments (cont'd.)

             40/60 Strategic Allocation Port. 2Q '20 - Term 7/16/21
                                    FT 8630

    At the Opening of Business on the Initial Date of Deposit-April 14, 2020

                                                                          Percentage                 Market     Cost of
Ticker Symbol and                                                         of Aggregate    Number     Value per  Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price  of Shares  Share      the Trust (2)
___________________________________                                       ______________  _________  _________  _____________
COMMON STOCKS (CONT'D.):
Consumer Staples (4.31%):
SAM       The Boston Beer Company, Inc. *                                      0.13%          13    $   386.34  $    5,022
CENTA     Central Garden & Pet Company (Class A) *                             0.07%          90         28.46       2,561
CLX       The Clorox Company                                                   0.33%          70        185.47      12,983
COST      Costco Wholesale Corporation                                         0.33%          43        299.62      12,884
GIS       General Mills, Inc.                                                  0.34%         226         57.67      13,033
HRL       Hormel Foods Corporation                                             0.33%         275         47.10      12,952
JJSF      J & J Snack Foods Corp.                                              0.07%          21        121.93       2,561
KR        The Kroger Co.                                                       0.34%         416         31.33      13,033
LRLCY     L'Oreal S.A. (ADR) +                                                 0.27%         195         53.48      10,429
LANC      Lancaster Colony Corporation                                         0.13%          40        129.10       5,164
MNST      Monster Beverage Corporation *                                       0.34%         219         59.53      13,037
FIZZ      National Beverage Corp. *                                            0.07%          52         49.75       2,587
NSRGY     Nestle S.A. (ADR) +                                                  0.27%          98        105.76      10,364
SFM       Sprouts Farmers Market, Inc. *                                       0.07%         138         18.81       2,596
SYY       Sysco Corporation                                                    0.33%         274         47.05      12,892
UVV       Universal Corporation                                                0.07%          55         46.58       2,562
USNA      USANA Health Sciences, Inc. *                                        0.07%          37         69.45       2,570
WBA       Walgreens Boots Alliance, Inc.                                       0.34%         296         44.11      13,057
WMT       Walmart, Inc.                                                        0.34%         105        125.30      13,156
WMK       Weis Markets, Inc.                                                   0.07%          59         43.66       2,576
Energy (2.14%):
COG       Cabot Oil & Gas Corporation                                          0.13%         273         18.98       5,182
CNX       CNX Resources Corporation *                                          0.07%         275          9.56       2,629
COP       ConocoPhillips                                                       0.33%         378         34.30      12,965
EOG       EOG Resources, Inc.                                                  0.34%         301         43.29      13,030
EQT       EQT Corporation                                                      0.07%         221         12.43       2,747
XOM       Exxon Mobil Corporation                                              0.33%         303         42.76      12,956
RDS/A     Royal Dutch Shell Plc (ADR) +                                        0.27%         278         37.37      10,389
SWN       Southwestern Energy Company *                                        0.07%       1,048          2.43       2,547
TRP       TC Energy Corporation +                                              0.27%         216         47.90      10,346
TOT       Total S.A. (ADR) +                                                   0.26%         284         36.19      10,278
Financials (3.76%):
ALL       The Allstate Corporation                                             0.33%         132         98.00      12,936
ANAT      American National Insurance Company                                  0.06%          33         76.08       2,511
BNS       The Bank of Nova Scotia +                                            0.26%         256         40.18      10,286
BRK/B     Berkshire Hathaway Inc. (Class B) *                                  0.33%          69        188.77      13,025
CINF      Cincinnati Financial Corporation                                     0.13%          63         82.64       5,206
CNA       CNA Financial Corporation                                            0.13%         159         32.47       5,163
CNS       Cohen & Steers, Inc.                                                 0.07%          54         48.44       2,616
EHTH      eHealth, Inc. *                                                      0.13%          47        111.83       5,256
EIG       Employers Holdings, Inc.                                             0.07%          75         34.14       2,560
ERIE      Erie Indemnity Company                                               0.13%          31        168.06       5,210
FAF       First American Financial Corporation                                 0.13%         114         45.38       5,173
HLI       Houlihan Lokey, Inc.                                                 0.13%          92         56.13       5,164

                       Schedule of Investments (cont'd.)

             40/60 Strategic Allocation Port. 2Q '20 - Term 7/16/21
                                    FT 8630

    At the Opening of Business on the Initial Date of Deposit-April 14, 2020

                                                                          Percentage                 Market     Cost of
Ticker Symbol and                                                         of Aggregate    Number     Value per  Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price  of Shares  Share      the Trust (2)
___________________________________                                       ______________  _________  _________  _____________
COMMON STOCKS (CONT'D.):
Financials (cont'd.):
MKL       Markel Corporation *                                                 0.12%           5    $   943.99  $    4,720
MKTX      MarketAxess Holdings Inc.                                            0.34%          34        385.79      13,117
MCY       Mercury General Corporation                                          0.07%          63         41.48       2,613
NGHC      National General Holdings Corp.                                      0.07%         157         16.37       2,570
ORI       Old Republic International Corporation                               0.13%         309         16.70       5,160
PGR       The Progressive Corporation                                          0.33%         166         77.10      12,799
RNST      Renasant Corporation                                                 0.07%         106         24.26       2,572
TROW      T. Rowe Price Group, Inc.                                            0.33%         127        102.24      12,984
UMBF      UMB Financial Corporation                                            0.07%          55         46.59       2,562
WABC      Westamerica Bancorporation                                           0.07%          43         59.89       2,575
ZURVY     Zurich Insurance Group AG (ADR) +                                    0.26%         317         32.42      10,277
Health Care (6.31%):
ABBV      AbbVie Inc.                                                          0.34%         163         80.30      13,089
ALXN      Alexion Pharmaceuticals, Inc. *                                      0.34%         135         96.54      13,033
ANTM      Anthem, Inc.                                                         0.33%          54        240.53      12,989
ARNA      Arena Pharmaceuticals, Inc. *                                        0.07%          54         47.68       2,575
BIO       Bio-Rad Laboratories, Inc. (Class A) *                               0.14%          13        405.38       5,270
BIIB      Biogen Inc. *                                                        0.33%          40        322.94      12,918
BSX       Boston Scientific Corporation *                                      0.34%         370         35.21      13,028
CI        Cigna Corporation                                                    0.34%          74        177.48      13,134
CSLLY     CSL Limited (ADR) +                                                  0.27%          99        104.40      10,336
EW        Edwards Lifesciences Corporation *                                   0.34%          63        207.19      13,053
LLY       Eli Lilly and Company                                                0.33%          90        144.42      12,998
EHC       Encompass Health Corporation                                         0.13%          74         69.89       5,172
ICUI      ICU Medical, Inc. *                                                  0.13%          26        201.43       5,237
INCY      Incyte Corporation *                                                 0.34%         149         88.01      13,113
ITGR      Integer Holdings Corporation *                                       0.07%          38         67.77       2,575
LHCG      LHC Group, Inc. *                                                    0.13%          37        139.58       5,164
MEDP      Medpace Holdings, Inc. *                                             0.13%          64         81.15       5,194
MRK       Merck & Co., Inc.                                                    0.33%         161         80.54      12,967
MOH       Molina Healthcare, Inc. *                                            0.13%          33        156.71       5,171
NVS       Novartis AG (ADR) +                                                  0.27%         123         84.20      10,357
NVO       Novo Nordisk A/S (ADR) +                                             0.27%         177         58.84      10,415
PFE       Pfizer Inc.                                                          0.33%         368         35.14      12,932
QDEL      Quidel Corporation *                                                 0.13%          53         98.89       5,241
REGN      Regeneron Pharmaceuticals, Inc. *                                    0.35%          26        517.02      13,443
RHHBY     Roche Holding AG (ADR) +                                             0.27%         263         39.39      10,360
UHS       Universal Health Services, Inc. (Class B)                            0.13%          52        100.72       5,237
Industrials (5.79%):
ABM       ABM Industries Incorporated                                          0.07%          91         28.69       2,611
BMCH      BMC Stock Holdings, Inc. *                                           0.07%         139         18.67       2,595
BRC       Brady Corporation                                                    0.07%          58         44.23       2,565
CAT       Caterpillar Inc.                                                     0.33%         112        114.14      12,784

                       Schedule of Investments (cont'd.)

             40/60 Strategic Allocation Port. 2Q '20 - Term 7/16/21
                                    FT 8630

    At the Opening of Business on the Initial Date of Deposit-April 14, 2020

                                                                          Percentage                 Market     Cost of
Ticker Symbol and                                                         of Aggregate    Number     Value per  Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price  of Shares  Share      the Trust (2)
___________________________________                                       ______________  _________  _________  _____________
COMMON STOCKS (CONT'D.):
Industrials (cont'd.):
CSGP      CoStar Group, Inc. *                                                 0.34%          21    $   625.14  $   13,128
CMI       Cummins Inc.                                                         0.34%          89        146.45      13,034
DKILY     Daikin Industries, Ltd. (ADR) +                                      0.26%         808         12.72      10,278
EME       EMCOR Group, Inc.                                                    0.13%          85         60.89       5,176
EXPD      Expeditors International of Washington, Inc.                         0.13%          73         70.55       5,150
EXPO      Exponent, Inc.                                                       0.13%          77         67.31       5,183
FAST      Fastenal Company                                                     0.33%         403         32.27      13,005
FCN       FTI Consulting, Inc. *                                               0.13%          38        137.11       5,210
GNRC      Generac Holdings Inc. *                                              0.13%          52         99.04       5,150
HTLD      Heartland Express, Inc.                                              0.07%         135         19.23       2,596
HUBG      Hub Group, Inc. *                                                    0.07%          55         47.52       2,614
KNX       Knight-Swift Transportation Holdings Inc.                            0.13%         152         33.90       5,153
KFY       Korn Ferry                                                           0.07%          95         27.43       2,606
LHX       L3Harris Technologies Inc.                                           0.33%          69        188.32      12,994
LSTR      Landstar System, Inc.                                                0.13%          51        100.54       5,128
LMT       Lockheed Martin Corporation                                          0.33%          35        369.94      12,948
MSM       MSC Industrial Direct Co., Inc. (Class A)                            0.13%          89         57.06       5,078
ODFL      Old Dominion Freight Line, Inc.                                      0.33%          99        129.89      12,859
OSK       Oshkosh Corporation                                                  0.13%          81         63.50       5,143
PCAR      PACCAR Inc                                                           0.33%         195         65.93      12,856
PWR       Quanta Services, Inc.                                                0.13%         160         32.32       5,171
RBC       Regal Beloit Corporation                                             0.07%          38         69.05       2,624
RUSHA     Rush Enterprises, Inc. (Class A)                                     0.07%          77         33.43       2,574
SAIA      Saia, Inc. *                                                         0.07%          34         76.57       2,603
SBGSY     Schneider Electric SE (ADR) +                                        0.27%         580         17.79      10,318
SNA       Snap-on Incorporated                                                 0.13%          45        114.16       5,137
TRI       Thomson Reuters Corporation +                                        0.27%         147         70.85      10,415
UFPI      Universal Forest Products, Inc.                                      0.07%          66         39.45       2,604
WSO       Watsco, Inc.                                                         0.13%          34        154.00       5,236
WERN      Werner Enterprises, Inc.                                             0.07%          70         37.36       2,615
Information Technology (4.16%):
ALRM      Alarm.com Holdings, Inc. *                                           0.07%          62         42.36       2,626
ANET      Arista Networks, Inc. *                                              0.33%          64        202.08      12,933
BMI       Badger Meter, Inc.                                                   0.07%          48         53.56       2,571
CDNS      Cadence Design Systems, Inc. *                                       0.33%         182         71.55      13,022
CIEN      Ciena Corporation *                                                  0.13%         117         44.43       5,198
CTXS      Citrix Systems, Inc.                                                 0.33%          93        139.99      13,019
CTSH      Cognizant Technology Solutions Corporation                           0.34%         248         52.70      13,070
DIOD      Diodes Incorporated *                                                0.07%          57         46.13       2,629
ENPH      Enphase Energy, Inc. *                                               0.13%         139         37.78       5,251
INTC      Intel Corporation                                                    0.34%         223         58.70      13,090
KN        Knowles Corporation *                                                0.07%         180         14.62       2,632
LSCC      Lattice Semiconductor Corporation *                                  0.07%         136         19.17       2,607
MANT      ManTech International Corporation                                    0.13%          67         77.72       5,207
MMS       MAXIMUS, Inc.                                                        0.13%          84         62.03       5,211

                       Schedule of Investments (cont'd.)

             40/60 Strategic Allocation Port. 2Q '20 - Term 7/16/21
                                    FT 8630

    At the Opening of Business on the Initial Date of Deposit-April 14, 2020

                                                                          Percentage                 Market     Cost of
Ticker Symbol and                                                         of Aggregate    Number     Value per  Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price  of Shares  Share      the Trust (2)
___________________________________                                       ______________  _________  _________  _____________
COMMON STOCKS (CONT'D.):
Information Technology (cont'd.):
MEI       Methode Electronics, Inc.                                            0.07%          94    $    27.83  $    2,616
MSFT      Microsoft Corporation                                                0.34%          80        165.51      13,241
NLOK      NortonLifeLock Inc.                                                  0.13%         275         18.86       5,186
PYPL      PayPal Holdings, Inc. *                                              0.34%         124        105.98      13,142
POWI      Power Integrations, Inc.                                             0.07%          28         92.68       2,595
QLYS      Qualys, Inc. *                                                       0.13%          50        104.61       5,230
SPSC      SPS Commerce, Inc. *                                                 0.07%          53         48.40       2,565
SMCI      Super Micro Computer, Inc. *                                         0.07%         120         21.29       2,555
SYKE      Sykes Enterprises, Incorporated *                                    0.07%          95         27.49       2,612
VMW       VMware, Inc. *                                                       0.33%         100        129.93      12,993
Materials (2.59%):
AIQUY     Air Liquide S.A. (ADR) +                                             0.27%         399         25.87      10,322
APD       Air Products and Chemicals, Inc.                                     0.33%          60        216.19      12,971
BLL       Ball Corporation                                                     0.33%         193         67.32      12,993
GOLD      Barrick Gold Corporation +                                           0.26%         421         24.37      10,260
CRS       Carpenter Technology Corporation                                     0.07%         120         21.27       2,552
CMC       Commercial Metals Company                                            0.07%         160         16.09       2,574
GEF       Greif, Inc.                                                          0.07%          75         34.82       2,611
NEM       Newmont Corporation                                                  0.33%         215         59.77      12,851
NUE       Nucor Corporation                                                    0.13%         132         38.79       5,120
RS        Reliance Steel & Aluminum Co.                                        0.13%          59         87.20       5,145
RIO       Rio Tinto Plc (ADR) +                                                0.27%         217         47.87      10,388
SHECY     Shin-Etsu Chemical Co., Ltd. (ADR) +                                 0.26%         399         25.77      10,282
SCL       Stepan Company                                                       0.07%          28         93.67       2,623
Real Estate (0.20%):
EQC       Equity Commonwealth (4)                                              0.13%         159         32.50       5,167
LXP       Lexington Realty Trust (4)                                           0.07%         249         10.41       2,592
Utilities (2.38%):
ALE       ALLETE, Inc.                                                         0.13%          87         59.87       5,209
AEE       Ameren Corporation                                                   0.34%         172         75.82      13,041
AGR       Avangrid, Inc.                                                       0.13%         117         44.78       5,239
AVA       Avista Corporation                                                   0.07%          60         43.12       2,587
CPK       Chesapeake Utilities Corporation                                     0.07%          30         87.19       2,616
DUK       Duke Energy Corporation                                              0.33%         148         87.36      12,929
IBDRY     Iberdrola S.A. (ADR) +                                               0.26%         261         38.85      10,140
IDA       IDACORP, Inc.                                                        0.13%          55         94.30       5,186
NFG       National Fuel Gas Company                                            0.13%         133         38.49       5,119
NRG       NRG Energy, Inc.                                                     0.13%         174         29.98       5,217
OGS       ONE Gas, Inc.                                                        0.13%          59         87.01       5,134
OTTR      Otter Tail Corporation                                               0.07%          56         46.14       2,584
PNW       Pinnacle West Capital Corporation                                    0.13%          65         79.61       5,175
XEL       Xcel Energy Inc.                                                     0.33%         203         63.66      12,922

                       Schedule of Investments (cont'd.)

             40/60 Strategic Allocation Port. 2Q '20 - Term 7/16/21
                                    FT 8630

    At the Opening of Business on the Initial Date of Deposit-April 14, 2020

                                                                          Percentage                 Market     Cost of
Ticker Symbol and                                                         of Aggregate    Number     Value per  Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price  of Shares  Share      the Trust (2)
___________________________________                                       ______________  _________  _________  _____________
EXCHANGE-TRADED FUNDS (59.90%):
LMBS     First Trust Low Duration Opportunities ETF (5)                        2.40%       1,806    $    51.55  $   93,099
BKLN     Invesco Senior Loan ETF                                               2.10%       3,845         21.25      81,706
USHY     iShares Broad USD High Yield Corporate Bond ETF                       2.11%       2,189         37.38      81,825
USIG     iShares Broad USD Investment Grade Corporate Bond ETF                 2.39%       1,592         58.22      92,686
ILTB     iShares Core 10+ Year USD Bond ETF                                    2.39%       1,266         73.33      92,836
LQD      iShares iBoxx $ Investment Grade Corporate Bond ETF                   2.39%         710        130.55      92,690
IGIB     iShares Intermediate-Term Corporate Bond ETF                          2.70%       1,825         57.36     104,682
IAGG     iShares International Aggregate Bond ETF                              2.10%       1,487         54.81      81,502
IGLB     iShares Long-Term Corporate Bond ETF                                  2.69%       1,539         67.77     104,298
MBB      iShares MBS ETF                                                       2.70%         953        109.99     104,820
PFF      iShares Preferred & Income Securities ETF                             2.12%       2,449         33.61      82,311
IGSB     iShares Short-Term Corporate Bond ETF                                 2.39%       1,731         53.70      92,955
JMBS     Janus Henderson Mortgage-Backed Securities ETF                        2.09%       1,549         52.48      81,292
CORP     PIMCO Investment Grade Corporate Bond Index Exchange-Traded
         Fund                                                                  2.40%         841        110.69      93,090
SCHR     Schwab Intermediate-Term U.S. Treasury ETF                            2.40%       1,594         58.45      93,169
SRLN     SPDR Blackstone/GSO Senior Loan ETF                                   2.10%       1,934         42.10      81,421
JNK      SPDR Bloomberg Barclays High Yield Bond ETF                           2.11%         817        100.41      82,035
SPLB     SPDR Portfolio Long Term Corporate Bond ETF                           2.68%       3,391         30.71     104,138
SPMB     SPDR Portfolio Mortgage Backed Bond ETF                               2.69%       3,933         26.53     104,342
SPIP     SPDR Portfolio TIPS ETF                                               2.10%       2,731         29.85      81,520
EDV      Vanguard Extended Duration Treasury ETF                               2.39%         556        166.77      92,724
VCIT     Vanguard Intermediate-Term Corporate Bond ETF                         2.69%       1,150         90.96     104,604
VCLT     Vanguard Long-Term Corporate Bond ETF                                 2.67%       1,003        103.47     103,780
VMBS     Vanguard Mortgage-Backed Securities ETF                               2.70%       1,936         54.19     104,912
BNDX     Vanguard Total International Bond ETF                                 2.40%       1,648         56.49      93,096
                                                                             _______                            __________
                    Total Investments                                        100.00%                            $3,883,268
                                                                             =======                            ==========

_____________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on April 13, 2020. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share.
The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting
Standards Board Accounting Standards Codification 820, "Fair Value
Measurement," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the
Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the
Securities to the Trust) are $3,885,788 and $2,520, respectively.

(3) Common Stocks of companies headquartered or incorporated outside the
United States comprise approximately 8.02% of the investments of the Trust
(consisting of Australia, 0.27%; Canada, 1.33%; Denmark, 0.27%; France,
1.34%; Germany, 0.54%; Japan, 2.13%; The Netherlands, 0.27%; Spain, 0.53%;
Switzerland, 1.07% and United Kingdom, 0.27%).

(4) This Security represents the common stock of a real estate investment trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise approximately 0.20% of the investments of the Trust.

(5) This Security is advised by First Trust Advisors L.P., an affiliate of the Sponsor.

+ This Security represents the common stock of a foreign company which trades through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

* This Security represents a non-income producing security.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 8630, consists of a single portfolio known as 40/60 Strategic Allocation Port.
2Q '20 - Term 7/16/21 (40/60 Strategic Allocation Portfolio, 2nd Quarter
2020 Series).

The Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The
Bank of New York Mellon as Trustee and First Trust Advisors L.P. as
Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND
RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE
SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of Common Stocks and ETFs with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of
Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in the Trust, on a market value basis, will also change daily.
The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the
Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the
Trustee may retain and pay us (or our affiliate) to act as agent for the
Trust to buy Securities. If we or an affiliate of ours act as agent to the
Trust, we will be subject to the restrictions under the Investment Company
Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the
Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However,
Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from the Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the
Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the
Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date.
Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objective.

The Trust seeks above-average total return. We cannot guarantee that the
Trust will achieve its objective or that the Trust will make money once expenses are deducted.

Portfolio Selection Process.

The Trust is a unit investment trust that invests in a fixed portfolio of common stocks and ETFs which are selected by applying our disciplined investment process. We apply a disciplined and comprehensive valuation process to select securities across assets of varying sizes, styles, countries, and sectors, including those that have had relatively lower correlation with one another.

The composition of the Trust on the Initial Date of Deposit is as follows:

           40/60 Strategic Allocation Portfolio

- Approximately 10.00% common stocks which comprise the Large-Cap Growth
  Strategy;

- Approximately 10.00% common stocks which comprise the Large-Cap Value
  Strategy;

- Approximately 4.00% common stocks which comprise the Mid-Cap Growth
  Strategy;

- Approximately 4.00% common stocks which comprise the Mid-Cap Value
  Strategy;

- Approximately 2.00% common stocks which comprise the Small-Cap Growth
  Strategy;

- Approximately 2.00% common stocks which comprise the Small-Cap Value
  Strategy;

- Approximately 8.00% common stocks which comprise the International
  Strategy; and

- Approximately 60.00% fixed-income Exchange-Traded Funds.

Common Stock Selection.

Our approach to selecting stocks is based on a proprietary rules-based selection process which is consistently applied. This process embodies key elements of our investment philosophy by focusing on financial measures that are least susceptible to accounting distortions and erroneous corporate guidance.

When selecting stocks for the portfolio, we apply a model which analyzes large-cap, mid-cap, small-cap, and international stocks to assess valuations based on multiple risk, value, and growth factors. Our goal is to identify stocks which exhibit the fundamental characteristics that enable them to provide the greatest potential for capital appreciation.

The first step in our selection process is to establish a universe of stocks from which the portfolio will be selected. The universe is identified as of four business days prior to the Initial Date of Deposit and divided into seven distinct styles consisting of six domestic equity asset classes and one international equity asset class.

The domestic universe is established by identifying the 3,000 largest U.S.
stocks (excluding limited partnerships, royalty trusts, regulated investment companies and business development companies) and then separating them into large-cap (largest 10%), mid-cap (next 20%) and small-
cap (remaining 70%). The stocks in each group are then divided evenly between growth and value by their price-to-book ratios to establish the universe of stocks eligible for selection from within each asset class. In the case of the small-cap universe, only the 250 largest stocks with a minimum average daily trading volume of $1,000,000 within each growth and value group are included to ensure sufficient liquidity. The international universe consists of the 100 largest companies from developed nations whose shares are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts/ADRs which trade on the over-the-counter market or are listed on a U.S. securities exchange.

We then rank the stocks within each of the seven universes based on two multi-factor models. Half of a stock's ranking is based on a risk model and the remaining half is based on a model which is determined by their style designation. Value and international stocks are ranked on one model while growth stocks are ranked using a separate model.

Stock Selection Factors.

        Risk Model

        - Debt to equity

        - Beta

        - Earnings variability (measured by comparing a company's trailing 12-
          months earnings per share from the previous five years against a straight, or linear, trend line). Companies that have more consistent earnings growth are assigned a higher ranking.

        Value & International Model

        - Price to book

        - Price to cash flow

        - Return on assets (for the trailing 12 months)

        - 3-month price appreciation

        Growth Model

        - Price to sales

        - Price to cash flow

        - Change in return on assets

        - 6-month price appreciation

The 30 stocks with the best overall ranking from each of the seven style classes are selected for the Trust, subject to a maximum of six stocks from any one of the major market sectors as determined by S&P's Global
Industry Classification Standard. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Fixed Income ETF Selection.

For the fixed income portion of the portfolio we include ETFs which invest in a variety of fixed income securities.

We perform rigorous analysis and employ a disciplined portfolio construction process when selecting ETFs to include in the portfolio.
Primarily, we prefer larger funds with higher trading volumes and we look for funds with higher dividend yields, as well as those that have shown a relatively consistent dividend over time. We also consider a fund's ability to continue its dividend payment in the future.

The next step in our process is to consider current economic events that might affect financial markets generally and/or the ETF market, as well as news relating to a specific ETF, ETF group or category of funds. Where relevant, we review the credit quality of the underlying securities held by the funds. We prefer to avoid funds with high expenses, as well as funds with higher than average expense ratios relative to their peers.

We consult with our fixed income research teams and portfolio management teams who understand the unique factors that drive risk adjusted returns within various asset classes to develop the overall strategic allocation of the fixed income portfolio. Based on these factors, we create a broadly diversified fixed income portfolio with an emphasis on higher income funds.

Please note that we applied  the strategies which make up a portion of the portfolio for the Trust at a particular time. If we create additional
Units of the Trust after the Initial Date of Deposit we will deposit the
Securities originally selected by applying the strategy on the Initial
Date of Deposit. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus are not eligible for inclusion in a Trust's portfolio.

The Securities were selected as of the strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from the Trust as described under "Removing Securities from the Trust" are not eligible for inclusion in the Trust's portfolio.

Portfolio Contents.

Expanding on the disclosure above, the Trust has exposure to the following investments through the Funds and/or Common Stocks held by the Trust:
investment grade securities, mortgage-backed securities, U.S. Treasury obligations, companies with various market capitalizations and fixed-
income securities.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                       Risk Factors

Principal Risks.

The following is a discussion of the principal risks of investing in the
Trust.

Price Volatility. The Trust invests in Common Stocks and ETFs. The value of the Trust's Units will fluctuate with changes in the value of these
Securities. The value of a security fluctuates for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur.

Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The global economy continues to experience moderate growth. At the same time developed and developing economies outside the United States are broadly experiencing economic recoveries on a regional and global perspective. Worldwide, central bank monetary policy is trending towards policies of interest rate normalization though at different levels of commitment and in varying degrees of progress.

Local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets.  Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.  The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the
COVID-19 outbreak is impossible to predict but is expected to disrupt manufacturing, supply chains and sales in affected areas and negatively impact global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

As economies around the world have begun to reflate, inflation has trended modestly higher but so far not to worrisome levels. Inflation remains relatively tame worldwide, partly reflecting unemployment rates, worker participation rates and a continuation of the process of financial deleveraging in major developed economies. The global employment situation has improved but upside to wage growth remains challenged, as the effects of globalization and technology continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind some emerging market economies, have come off their highs recently due to a number of factors including regional economic slowdowns and concerns tied to trade skirmish/war risk. Recent strength of the U.S.
dollar against a number of foreign currencies has negatively impacted sentiment towards foreign assets and attracted investors to U.S. assets.
Concern about the continued strength in the price of oil would appear somewhat overstated considering the effects of technology on production, distribution and usage, which are counter-inflationary over the intermediate to long term.

Monetary risk remains a concern should central banks raise their benchmark rates suddenly at a quicker pace and to unexpectedly higher levels.

Tax reform in the United States, in the form of tax cuts and opportunity for repatriation of earnings for corporations, could provide liquidity as the Federal Reserve removes stimulus via the process of normalization. In effect, this could enable companies to navigate the process of interest rate normalization without as much disruption as some expect.

Tariff risk could possibly recede quickly should resolution appear on the horizon. For now, fundamentals stateside (economic and corporate revenue and earnings) do not appear to be showing signs of deterioration but rather look to have further room for improvement.

Due to the current state of uncertainty in the economy, the value of the
Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers.

Distributions. As stated under "Summary of Essential Information," the
Trust will generally make monthly distributions of income. The Funds held by the Trust make distributions on a monthly or quarterly basis. As a result of changing interest rates, refundings, sales or defaults on the underlying securities held by the Funds, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time. There is also no guarantee that the issuers of the
Common Stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategy which makes up a portion of the portfolio for the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the
Initial Date of Deposit. This is true even if a later application of the strategy would have resulted in the selection of different securities.
There is no guarantee the investment objective of the Trust will be achieved. Because the Trust is unmanaged and follows a strategy, the
Trustee will not buy or sell Securities in the event the strategy is not achieving the desired results.

Exchange-Traded Funds. The Trust invests in shares of ETFs. ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change. The Trust and the underlying funds have management and operating expenses. You will bear not only your share of your Trust's expenses, but also the expenses of the underlying funds. By investing in other funds, the Trust incurs greater expenses than you would incur if you invested directly in the funds.

Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Investment in Other Investment Companies Risk. Because the Trust holds
Funds, Unit holders are subject to the risk that the securities selected by the Funds' investment advisors will underperform the markets, the relevant indices or the securities selected by other funds. Further, Funds may in the future invest in other types of securities which involve risk which may differ from those set forth below. In addition, because the
Trust holds Funds, Unit holders bear both their proportionate share of the expenses of the Trust and, indirectly the expenses of the Funds. Certain of the Funds held by the Trust may invest a relatively high percentage of their assets in a limited number of issuers. As a result, these Funds may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly concentrated in certain issuers.

Index Correlation Risk. Index correlation risk is the risk that the performance of an index-based ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some index-based ETFs use a technique called "representative sampling," which means that the ETF invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of a tracking error.

Growth Investing Risk. Certain of the Common Stocks held by the Trust are issued by companies which, based upon their higher than average price/book ratios, are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole.
Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing the Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth"
stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Certain of the Common Stocks held by the Trust are issued by companies which, based upon their lower than average price/book ratios, are believed to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole. These common stocks were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

Investment Style. Although the Common Stocks contained in the Trust meet the stated style, capitalization, and investment objective of the Trust as of the date the Securities were selected, market fluctuations after this date may change a particular Common Stocks' classification. Common Stocks will not generally be removed from the Trust as a result of market fluctuations.

Common Stocks. A percentage of the Trust consists of Common Stocks and certain of the Funds held by the Trust invest in common stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors'
perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Investment Grade Securities. All of the Funds held by the Trust invest in investment grade securities. The value of these securities will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

Mortgage-Backed Securities. Certain of the Funds held by the Trust invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-
class pass-through securities and collateralized mortgage obligations.

Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline.
This can reduce the Funds', and therefore the Trust's, returns because the
Funds may have to reinvest that money at lower prevailing interest rates.

Mortgage-backed securities, and particularly non-agency mortgage-backed securities, are subject to liquidity risk, which is the risk that the value of such securities held by a Fund will fall if trading in the securities is limited or absent. No one can guarantee that a liquid trading market will exist for any mortgage-backed security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange). The liquidity of a mortgage-backed security may change drastically over time.

U.S. Treasury Obligations. Certain of the Funds held by the Trust invest in U.S. Treasury obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. U.S. Treasury obligations are generally not affected by credit risk, but are subject to changes in market value resulting from changes in interest rates. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates, not only because increases in interest rates generally decrease values, but also because increased interest rates may indicate an economic slowdown.

Foreign Securities. Certain of the Common Stocks held by the Trust are issued by, and certain of the Funds held by the Trust invest in, foreign entities, which makes the Trust subject to more risks than if it only invested in domestic securities and Funds which invest solely in domestic securities. A foreign security is either directly listed on a U.S.
securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards;
expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions;
restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and
less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.
Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and
similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Brexit Risk. Certain of the Common Stocks held by the Trust, and certain of the
Funds held by the Trust, are subject to Brexit risk. On January 31, 2020, the
United Kingdom officially departed the European Union (commonly referred to as
"Brexit"). The United Kingdom is expected to continue to follow European Union law during an 11-month transition period set to terminate on December 31, 2020.

The effects of Brexit will depend, in part, on agreements the United Kingdom negotiates to retain access to markets in the European Union during the transitional period, including current trade and finance agreements. Brexit has led to volatility in global financial markets, in particular those of the United
Kingdom and across Europe, and may also lead to weakening in political, regulatory, consumer, corporate and financial confidence in the United Kingdom and Europe. Given the size and importance of the United Kingdom's economy, uncertainty or unpredictability about its legal, political and/or economic relationships with Europe has been, and may continue to be, a source of instability and could lead to significant currency fluctuations and other adverse effects on international markets and international trade.

It is not currently possible to determine the extent of the impact Brexit may have on the Trust's investments. The continued uncertainty following the United Kingdom's exit from the European Union could negatively impact current and future economic conditions in the United Kingdom and other countries, which could negatively impact the value of the Trust's investments.

Small and/or Mid Capitalization Companies. Certain of the Common Stocks
held by the Trust are issued by small and/or mid capitalization companies.
Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Large Capitalization Companies. Certain of the Common Stocks held by the
Trust are issued by, and certain of the Funds held by the Trust may invest in, large capitalization companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies. Large capitalization companies may also grow at a slower rate than the overall market.

Interest Rate Risk. Interest rate risk is the risk that the value of the securities held by the Funds held by the Trust will fall if interest rates increase. Securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

Credit Risk. Credit risk is the risk that a security's issuer is unable or unwilling to make dividend, interest or principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer's ability or willingness to make such payments.

Call Risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher than market interest rate or if the issuer no longer needs the money for its original purpose. A bond's call price could be less than the price the Fund paid for the bond and could be below the bond's par value. This means a Fund could receive less than the amount paid for the bond and may not be able to reinvest the proceeds in securities with as high a yield as the called bond. A Fund may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the Fund.

Extension Risk. If interest rates rise, certain obligations may be paid off by the obligor at a slower rate than expected, which will cause the value of such obligations to fall.

Leverage Risk. Certain of the Funds held by the Trust may employ the use of leverage in their portfolios. Leverage may be structural leverage, through borrowings or the issuance of preferred stock, or effective leverage, which results from a Fund's investment in derivative instruments that are inherently leveraged. While leverage often serves to increase the yield of a Fund, this leverage also subjects the Fund to increased risks, including the likelihood of increased volatility and the possibility that the Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Liquidity Risk. Liquidity risk is the risk that the value of a fixed-
income security held by a Fund will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any fixed-income security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange). During times of reduced market liquidity, the Funds held by the
Trust may not be able to sell the underlying securities readily at prices reflecting the values at which the underlying securities are carried on a
Fund's books. Sales of large blocks of securities by market participants that are seeking liquidity can further reduce security prices in an illiquid market.

Market Risk. Market risk is the risk that the value of the Securities held by the Trust will fluctuate. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a Security's issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer.
Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments.

Prepayment Risk. Many types of debt instruments are subject to prepayment risk, which is the risk that the issuer will repay principal prior to the maturity date. Debt instruments allowing prepayment may offer less potential for gains during a period of declining interest rates.

Valuation Risk. Unlike publicly traded securities that trade on national securities exchanges, there is no central place or exchange for trading most debt securities. Debt securities generally trade on an "over-the-
counter" market. Due to the lack of centralized information and trading, the valuation of debt securities may carry more uncertainty and risk than that of publicly traded securities. Accordingly, determinations of the fair value of debt securities may be based on infrequent and dated information. Also, because the available information is less reliable and more subjective, elements of judgment may play a greater role in valuation of debt securities than for other types of securities.

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with an ETF.
ETFs have a limited number of institutions that act as authorized participants. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to an ETF and no other authorized participant is able to step forward to create or redeem, in either of these cases, ETF shares may trade at a discount to the ETF's net asset value and possibly face delisting.

Fluctuation of Net Asset Value Risk. The net asset value of shares of a
Fund will generally fluctuate with changes in the market value of the
Fund's holdings. The market prices of shares will generally fluctuate in accordance with changes in net asset value as well as the relative supply of and demand for shares on the exchange on which they trade. The Trust cannot predict whether shares will trade below, at or above their net asset value because the shares trade on an exchange at market prices and not at net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of a Fund trading individually or in the aggregate at any point in time.

Management Risk. Actively managed Funds are subject to management risk. In managing a Fund's investment portfolio, the Fund's investment advisor will apply investment techniques and risk analyses that may not have the desired result. There can be no guarantee that the Funds will meet their investment objectives.

Market Maker Risk. If a Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between a Fund's net asset value and the price at which the Fund's shares are trading on the exchange, which could result in a decrease in value of the Fund's shares. In addition, decisions by market makers to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of a Fund's portfolio securities and the
Fund's market price. This reduced effectiveness could result in a Fund's shares trading at a discount to net asset value and also in greater than normal intraday bid-ask spreads for Fund shares.

Trading Issues Risk. Although the shares of a Fund are listed for trading on a securities exchange, there can be no assurance that an active trading market for such shares will develop or be maintained. Trading in shares on such exchanges may be halted due to market conditions or for reasons that, in the view of an exchange, make trading in shares inadvisable. In addition, trading in shares on an exchange is subject to trading halts caused by extraordinary market volatility pursuant to the exchange's
"circuit breaker" rules. Market makers are under no obligation to make a market in a Fund's shares. There can be no assurance that the requirements of the exchange necessary to maintain the listing of a Fund will continue to be met or will remain unchanged. In particular, if a Fund does not comply with any provision of the listing standards of an exchange that are applicable to the Fund, and cannot bring itself into compliance within a reasonable period after discovering the matter, the exchange may remove the shares of the Fund from listing. The Funds may have difficulty maintaining their listing on an exchange in the event that a Fund's assets are small or the Fund does not have enough shareholders.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the
Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the
Trust's third-party service providers, or issuers in which the Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the
Trust does not directly control the cybersecurity systems of issuers or third-party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the Trust's investments. Any legislation that proposes to reduce or eliminate the exemption of interest on tax-exempt municipal bonds from federal income taxation would negatively impact the value of the municipal bonds held by the Funds held by the Trust. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, or litigation affecting the validity of certain municipal bonds or the tax-free nature of the interest thereon, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Trust's investments.

Additional Risks.

The following is a discussion of additional risks of investing in the Trust.

Alternative Minimum Tax. While distributions of exempt-interest dividends from the Trust are generally exempt from federal income taxes, a portion of such interest may be taken into account in computing the alternative minimum tax.

Business Development Companies ("BDCs"). Certain of the Funds held by the
Trust invest in BDCs. BDCs invest in and lend to private middle-market businesses. BDCs are publicly-traded mezzanine/private equity funds that are subject to regulatory oversight by the SEC. BDCs are unique in that at least 70% of their investments must be made to private U.S. businesses that do not have marginable securities and they are required to provide managerial assistance to portfolio companies. An investment in BDCs is subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding the funds or their underlying investments change. BDCs are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value.

Convertible Securities. Certain of the Funds held by the Trust invest in convertible securities. Convertible securities are bonds, preferred stocks, and other securities that pay interest or dividends and are convertible into common stocks. As such, convertible securities have some characteristics of both bonds and common stocks. Like a bond (or some preferred stocks), a convertible security typically pays a fixed rate of interest (or dividends) and promises to repay principal at a given date in the future. However, an investor can exchange the convertible security for a specific number of shares of the issuing company's common stock at a
"conversion price" specified at the time the convertible security is issued. Companies that issue convertible securities often do not have high credit ratings. In addition, the credit rating of a company's convertible securities is typically lower than the rating of the company's conventional debt securities, because convertibles are normally considered junior or subordinate securities. Convertible securities are predominantly high-yield securities. Convertible securities are typically issued at prices which represent a premium to their conversion value. Accordingly, the value of the convertible security increases (or decreases) as the price of the underlying common stock increases (or decreases). Convertible securities typically pay income yields that are higher than the dividend yields of the issuer's common stock, but lower than the yields of the issuer's debt securities.

In general, a convertible security performs more like a stock when the underlying common stock's price is closer to the conversion price of the convertible security (because it is assumed that it will be converted into the stock) and more like a bond when the underlying common stock's price is significantly lower than the convertible security's conversion price
(because it is assumed that it will not be converted). For these reasons
Unit holders must be willing to accept the market risks of both bonds and common stocks. However, because convertible securities have
characteristics of both common stocks and bonds, they tend to be less sensitive to interest rate changes than bonds of comparable maturity and quality, and less sensitive to stock market changes than common stocks.
Because of these factors and the hybrid nature of convertible securities,
Unit holders should recognize that convertible securities are likely to perform quite differently than broadly-based measures of the stock and bond markets.

While all markets are prone to change over time, the generally high rate at which convertible securities are retired (through conversion or redemption) and replaced with newly issued convertible securities causes the convertible securities market to change more rapidly than other markets. Due to the smaller, less liquid market for convertible securities, the bid-offer spread on such securities is generally greater than it is for investment grade bonds, and the purchase or sale of such securities may take longer to complete. Moreover, convertible securities with innovative structures, such as mandatory conversion securities and equity-linked securities, have increased the sensitivity of this market to the volatility of the equity markets and to the special risks of those innovations. No one can guarantee that a liquid trading market will exist for any convertible security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange).

Covenant-Lite Loans. Certain of the Funds held by the Trust invest significantly in "covenant-lite" loans, which are loans made with minimal protections for the lender. Because covenant-lite loans are less restrictive on borrowers and provide less protection for lenders than typical corporate loans, the risk of default may be significantly higher.
Covenant-lite loans contain fewer maintenance covenants, or no maintenance covenants at all, than traditional loans and may not include terms that allow the lender to monitor the financial performance of the borrower and declare a default if certain criteria are breached. This may hinder the
Funds' ability to reprice credit risk associated with the borrower and reduce the Funds' ability to restructure a problematic loan and mitigate potential loss. As a result, the Funds' exposure to losses on such investments is increased, especially during a downturn in the credit cycle.

Derivative Instruments. Certain of the Funds held by the Trust invest in derivative instruments, the performance of which is derived from the performance of a reference security, index, currency, or interest rate.
Derivative instruments, including options, swaps, caps, floors, collars, futures and forwards, can be used to hedge a Fund's investment in other securities or for investment purposes. The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index, currency or rate, which may be magnified by certain features of the derivatives. The ability to successfully use derivatives depends on a Fund investment advisor's ability to predict pertinent market movements, which cannot be assured, and may result in losses greater than if they had not been used. Derivatives are also subject to counterparty risk. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of the Funds held by the Trust may decline. The derivatives markets are a focus of recent legislation. The extent and impact of such regulation is not yet known. Recent legislation may make derivatives more costly, may limit the availability of derivatives and may affect the value or performance of derivatives.

Emerging Markets. Certain of the Funds held by the Trust invest in companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Floating-Rate Securities. Certain of the Funds held by the Trust invest in floating-rate securities. A floating-rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in an interest rate benchmark. As a result, the yield on such a security will generally decline in a falling interest rate environment, causing the Trust to experience a reduction in the income it receives from such securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of this investment and the value of the Units.

High-Yield Securities. Certain of the Funds held by the Trust invest in securities rated below investment grade by one or more rating agencies
(high-yield securities or "junk" bonds). High-yield securities held by

Funds represent approximately 8.23% of the underlying assets of the Trust.
High-yield, high-risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Obligations rated below "BBB-" should be considered speculative as these ratings indicate a quality of less than investment grade, and therefore carry an increased risk of default as compared to investment grade issues. The Funds held by the Trust may invest in securities of any high-yield credit quality, including securities rated as low as "D" by Standard and Poor's or "C" by Moody's.
Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

Distressed debt securities are speculative and involve substantial risks in addition to the risks of investing in high-yield securities that are not in default. Generally, holders of distressed debt securities will not receive interest payments, and there is a substantial risk that the principal will not be repaid. In any reorganization or liquidation proceeding related to a distressed debt security, holders may lose their entire investment in the security.

LIBOR Risk. Certain of the Funds held by the Trust invest significantly in floating-rate securities that pay interest based on LIBOR. In 2012, regulators in the United States and the United Kingdom alleged that certain banks, including some banks serving on the panel for U.S. dollar
LIBOR, engaged in manipulative acts in connection with their submissions to the British Bankers Association. Manipulation of the LIBOR rate-setting process would raise the risk to a Fund of being adversely impacted if a
Fund received a payment based upon LIBOR and such manipulation of LIBOR resulted in lower resets than would have occurred had there been no manipulation.

In 2017, the head of the United Kingdom's Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. While some instruments tied to LIBOR may include a replacement rate in the event
LIBOR is discontinued, not all instruments have such fallback provisions and the effectiveness of such replacement rates remains uncertain. The potential cessation of LIBOR could affect the value and liquidity of investments tied to LIBOR, especially those that do not include fallback provisions. Due to the uncertainty regarding the future utilization of
LIBOR and the nature of any replacement rate, the potential effect of a transition away from LIBOR on a Fund or the financial instruments in which the Fund invests cannot yet be determined.

Limited Duration Bonds. Certain of the Funds held by the Trust invest in limited duration bonds. Limited duration bonds are subject to interest rate risk, which is the risk that the value of a security will fall if interest rates increase. While limited duration bonds are generally subject to less interest rate sensitivity than longer duration bonds, there can be no assurance that interest rates will not rise during the life of the Trust.

Money Market Securities. Certain of the Funds held by the Trust invest in money market or similar securities as a defensive measure when the Fund's investment advisor anticipates unusual market or other conditions. If market conditions improve while a Fund has temporarily invested some or all of its assets in high quality money market securities, the potential gain from the market upswing may be reduced, thus limiting the Fund's opportunity to achieve its investment objective.

Municipal Bonds. Certain of the Funds held by the Trust invest in tax-
exempt municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a Fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a Fund and would therefore impact the price of both the Securities and the Units.

Acts of terrorism and any resulting damage may not be covered by insurance on the bonds. Issuers of the bonds may therefore be at risk of default due to losses sustained as a result of terrorist activities.

Certain of the Funds held by the Trust may invest in insured municipal bonds. Insurance guarantees the timely payment, when due, of all principal and interest on the insured securities. Such insurance is effective so long as the insured security is outstanding and the insurer remains in business. Insurance relates only to the particular security and not to the
Units offered hereby or to their market value. There can be no assurance that any insurer listed will be able to satisfy its commitments in the event claims are made in the future. Certain significant providers of insurance for municipal securities have recently incurred significant losses as a result of exposure to sub-prime mortgages and other lower credit quality investments that have experienced recent defaults or otherwise suffered extreme credit deterioration. As a result, such losses have reduced the insurers' capital and called into question their continued ability to perform their obligations under such insurance if they are called upon to do so in the future. While an insured municipal security will typically be deemed to have the rating of its insurer, if the insurer of a municipal security suffers a downgrade in its credit rating or the market discounts the value of the insurance provided by the insurer, the rating of the underlying municipal security will be more relevant and the value of the municipal security would more closely, if not entirely, reflect such rating. In such a case, the value of insurance associated with a municipal security would decline and may not add any value.

Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

The costs associated with combating the COVID-19 pandemic and the negative impact on tax revenues has adversely affected the financial condition of many states and political subdivisions. The effects of this pandemic could affect the ability of states and political subdivisions to make payments on debt obligations when due and could adversely impact the value of their bonds, which could negatively impact the performance of the Trust.

Preferred Securities. Certain of the Funds held by the Trust invest in preferred stocks. Preferred stocks are unique securities that combine some of the characteristics of both common stocks and bonds. Preferred stocks generally pay a fixed rate of return and are sold on the basis of current yield, like bonds. However, because they are equity securities, preferred stocks provide equity ownership of a company and the income is paid in the form of dividends. Preferred stocks typically have a yield advantage over common stocks as well as comparably-rated fixed income investments.
Preferred stocks are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

REITs. Certain of the Common Stocks held by the Trust are issued by, and certain of the Funds held by the Trust invest in, REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Senior Loans. Certain of the Funds held by the Trust invest in senior loans issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating-rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on Funds investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment.
Senior loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the
SEC or state securities commissions; and are generally not listed on any securities exchange. Transactions in senior loans may take longer than seven days to settle which could affect an underlying Fund's ability to manage the liquidity of its portfolio. Because senior loans are generally not registered with the SEC under the Securities Act of 1933, as amended, they may not be subject to the protections afforded under the federal securities laws. See "Risk Factors-High-Yield Securities" for a description of the risks involved in investing in below investment grade securities. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of assets.

Short Sales Risk. A Fund may engage in "short sale" transactions. A Fund will lose value if the security or instrument that is the subject of a short sale increases in value. A Fund also may enter into a short derivative position through a futures contract. If the price of the security or derivative that is the subject of a short sale increases, then the Fund will incur a loss equal to the increase in price from the time that the short sale was entered into plus any premiums and interest paid to a third party in connection with the short sale. Therefore, short sales involve the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment. Also, there is the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Fund.

Subprime Residential Mortgage Loans. Certain of the Funds held by the
Trust invest in subprime residential mortgage loans. "Subprime" mortgage loans refer to mortgage loans that have been originated using underwriting standards that are less restrictive than the underwriting requirements used as standards for other first and junior lien mortgage loan purchase programs, such as the programs of Fannie Mae and Freddie Mac. These lower standards include mortgage loans made to borrowers having imperfect or impaired credit histories (including outstanding judgments or prior bankruptcies), mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgaged property, mortgage loans made to borrowers with low credit scores, mortgage loans made to borrowers who have other debt that represents a large portion of their income and mortgage loans made to borrowers whose income is not required to be disclosed or verified.

Due to current economic conditions, including fluctuating interest rates and declining home values, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans,

risks of investing in subprime mortgage loans are similar to those which affect high-yield securities or "junk" bonds, which include less liquidity, greater volatility and an increased risk of default as compared to higher rated securities.

Treasury Inflation-Protected Securities ("TIPS"). Certain of the Funds
held by the Trust invest in TIPS. TIPS are inflation-indexed fixed-income securities issued by the U.S. Department of Treasury that utilize an inflation mechanism tied to the Consumer Price Index ("CPI"). TIPS are backed by the full faith and credit of the United States. TIPS are offered with coupon interest rates lower than those of nominal rate Treasury securities. The coupon interest rate remains fixed throughout the term of the securities. However, each day the principal value of the TIPS is adjusted based upon a pro-rata portion of the CPI as reported three months earlier. Future interest payments are made based upon the coupon interest rate and the adjusted principal value. In a falling inflationary environment, both interest payments and the value of the TIPS will decline.

                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under
"Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the
Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for the
Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust).
During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these
Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold.
Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the
Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the
Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally
$1,000 worth of Units ($500 if you are purchasing Units for your
Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee
(initially $.185 per Unit). On the Initial Date of Deposit, and any other day the Public Offering Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the
Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from July 20, 2020 through
September 18, 2020. If you buy Units at a price of less than $10.00 per
Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50%
of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b)
charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These
Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP
Number, if you elect to have distributions paid to you, or a Fee Account
Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of the Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the
Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts. However, if the purchase price of your Units was less than
$10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited
Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the
Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which
U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon
(unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the
Evaluator, which may include the prior day's evaluated price. If the
Security is an American Depositary Receipt /ADR, Global Depositary
Receipt/GDR or other similar security in which no trade occurs on the
Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate
ADR/GDR ratio, the exchange rate and such other information which the
Evaluator deems appropriate. For purposes of valuing Securities traded on
The NASDAQ Stock Market, LLC(R), closing sale price shall mean the
Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market,
LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S.
dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states.
All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the
Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 1.25% of the Public
Offering Price per Unit, subject to reductions set forth in "Public
Offering-Discounts for Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                 Additional
(in millions)                               Concession
______________________________________________________
$25 but less than $100                          0.035%
$100 but less than $150                         0.050%
$150 but less than $250                         0.075%
$250 but less than $1,000                       0.100%
$1,000 but less than $5,000                     0.125%
$5,000 but less than $7,500                     0.150%
$7,500 or more                                  0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such

Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis.
A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell
Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The
Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as
"revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis.
In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3)
information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The
investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the
Trust is considered a profit or loss (see Note 2 of "Schedule of
Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the
Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the
Evaluator fees and Trustee costs to transfer and record the ownership of
Units. We may discontinue purchases of Units at any time. IF YOU WISH TO
DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES
BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per
Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender
Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table."
If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the
Income Account if funds are available, and then from the Capital Account.
The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will also indirectly pay a portion of the expenses of the underlying Funds. The Bank of New York Mellon may act as custodian, fund accountant and/or transfer agent for the underlying
Funds and may receive compensation for such services.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio
Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the
Trust uses us (or an affiliate of ours) as agent in buying or selling
Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of
$.050 per Unit outstanding at the end of the initial offering period. The
Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the
Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the
Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or
Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers.
For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital
Distributions" section of the prospectus for more information.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a
RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by the Trust.

Income from the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary income dividends, capital gain dividends, exempt-interest dividends and return of capital. Income reported is generally net of expenses (but see "Treatment of Trust Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from the Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-
term capital gains regardless of how long you have owned your Units.
Exempt-interest dividends generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends may be taken into account for alternative minimum tax purposes and may have other tax consequences. In addition, the Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from the Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. However, capital gain received from assets held for more than one year that is considered
"unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in REITs) is taxed at a higher rate. The distributions from the Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from the Trust,

including capital gains but not exempt-interest dividends, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trust are generally taxed at the same rates that apply to long-
term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI") received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, the Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on
Units that are attributable to qualifying dividends received by the Trust from certain corporations.

Because the Trust holds REIT shares, some dividends may be designated by the REIT as capital gain dividends and, therefore, distributions from the
Trust attributable to such dividends and designated by the Trust as capital gain dividends may be taxable to you as capital gains. If you hold a Unit for six months or less, any loss incurred by you related to the sale of such Unit will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such Unit.

Some portion of the dividends on your Units that are attributable to dividends received by the Trust from the REIT shares may be designated by the Trust as eligible for a deduction for qualified business income.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your
Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your
Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-
term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash.  Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income.  If the Trust holds an equity interest in PFICs, the Trust could be subject to
U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to the Trust Unit holders. Similarly, if the Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level or on a Portfolio Fund.
The Trust (or the Portfolio Fund) may be able to make an election that could limit the tax imposed on the Trust (or the Portfolio Fund). In this case, the Trust (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, the Trust (or the Portfolio Fund) might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4%
excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends, short-term capital gains dividends, and distributions that are attributable to exempt-interest income or certain other interest income, may not be subject to U.S. withholding taxes. In addition, some non-U.S.
investors may be eligible for a reduction or elimination of U.S.
withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax
Compliance Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S. source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This
FATCA tax also applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends after December
31, 2018. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If the Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the
Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain
IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units,"
you may request an In-Kind Distribution of Trust assets when you redeem your Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor.
Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company
("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by
DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the
Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit any dividends received on the
Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the
Capital Account of the Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will make distributions on or near the Income Distribution
Dates to Unit holders of record on the preceding Income Distribution
Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100
Units. In any case, the Trustee will distribute any funds in the Capital
Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return.
However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the
NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell
Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a
Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital
Accounts. All Unit holders will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the
Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public
Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time.
Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE
STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the
Redemption Price per Unit calculated at the Evaluation Time on the Date of
Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m.
Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the
Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 5,000 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the
Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the
In-Kind Distribution option at redemption, Unit holders must hold their
Units through the end of the initial offering period. No In-Kind
Distribution requests submitted during the 10 business days prior to the
Trust's Mandatory Termination Date will be honored. Where possible, the
Trustee will make an In-Kind Distribution by distributing each of the
Securities in book-entry form to your bank's or broker/dealer's account at
DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If
Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment)
may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

The Trust's portfolio has been selected on the basis of total return for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the
"New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into the New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of the Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio.
Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New
Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence.
Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or
(ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction.
If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to
Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the
Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the
Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period
("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than
60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the
Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination
Date. We will determine the manner and timing of the sale of Securities.
Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the rollover option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the
Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

     Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First
Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as
Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $460 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East
Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2019, the total partners' capital of First Trust
Portfolios L.P. was $49,108,615.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New
York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New
York State Department of Financial Services and the Board of Governors of
the Federal Reserve System, and its deposits are insured by the Federal
Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities for the
Trust; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the
Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago,
Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard &
Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the
SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                                 First Trust(R)

             40/60 Strategic Allocation Port. 2Q '20 - Term 7/16/21
                                    FT 8630

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132
  Please refer to the "Summary of Essential Information" for the Product Code.

                            ________________________

    When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
   MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL
    THAT SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD
                  IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.
                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

               - Securities Act of 1933 (file no. 333-237076) and

               - Investment Company Act of 1940 (file no. 811-05903)

   Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C.
   Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

     Information about the Trust is available on the EDGAR Database on the
                      SEC's Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov

                              April 14, 2020

            PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                              First Trust(R)

                               The FT Series

                          Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in
FT 8630 not found in the prospectus for the Trust. This Information
Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information
Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated April 14, 2020. Capitalized terms have been defined in the prospectus.

                             Table of Contents

Risk Factors
   Securities                                                   1
   Common Stocks                                                1
   Preferred Stocks                                             2
   Trust Preferred Securities                                   2
   REITs                                                        3
   ETFs                                                         4
   Closed-End Funds                                             5
   Business Development Companies                               5
   Convertible Securities                                       6
   Fixed-Income Securities                                      8
   High-Yield Securities                                        9
   Senior Loans                                                10
   Subprime Residential Mortgage Loans                         10
   TIPS                                                        11
   Foreign Issuers                                             11
   Emerging Markets                                            12
   Small and/or Mid Capitalization Companies                   12
Common Stocks Selected for 40/60 Strategic Allocation
   Portfolio, 2nd Quarter 2020 Series                          13
   Large-Cap Growth Strategy Stocks                            13
   Large-Cap Value Strategy Stocks                             15
   Mid-Cap Growth Strategy Stocks                              17
   Mid-Cap Value Strategy Stocks                               18
   Small-Cap Growth Strategy Stocks                            20
   Small-Cap Value Strategy Stocks                             22
   International Strategy Stocks                               24

Risk Factors

Securities. The Securities in the Trust may represent common stock
("Common Stocks"), preferred stock ("Preferred Stocks"), trust preferred securities ("Trust Preferred Securities"), real estate investment trusts
("REITs"), exchange-traded funds ("ETFs"), closed-end funds ("Closed-End
Funds") and/or business development companies. As such, an investment in
Units of the Trust should be made with an understanding of the risks of investing in such Securities.

Common Stocks. An investment in common stocks should be made with an understanding of the risks which such an investment entails, including the risk that the financial condition of the issuers of the common stocks or the general condition of the relevant stock market may worsen, and the value of the common stocks and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.
Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock.
Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Preferred Stocks. An investment in preferred stocks should be made with an understanding of the risks which such an investment entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the Units may decline.
Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to Congressional reductions in the dividends received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Securities may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Trust Preferred Securities. An investment in trust preferred securities should be made with an understanding of the risks which such an investment entails. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks.
Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-
bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated
maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain extraordinary circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are treated as interest rather than dividends for Federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i)
distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-
bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi)
trust preferred securities holders have very limited voting rights; and
(vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

REITs. An investment in REITs should be made with an understanding of the risks which such an investment entails. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate.
Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate.
Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs
(i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of
Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50%
of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi)
distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of REITs and their ability to pay dividends may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters
(which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities.
Furthermore, because real estate is relatively illiquid, the ability of
REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the
Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

Issuers of REITs generally maintain comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment.
Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

ETFs. An investment in ETFs should be made with an understanding of the risks which such an investment entails. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated
investment objective. ETFs are either open-end management investment companies or unit investment trusts registered under the Investment
Company Act of 1940, as amended. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"), however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allow investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. The Trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indexes, growth and value styles, market cap segments, sectors and industries, specific countries or regions of the world or physical commodities. The securities comprising ETFs may be common stocks, fixed-income securities or physical commodities. ETFs contain a number of securities, anywhere from fewer than 20 securities up to more than 1,000 securities. As a result, investors in ETFs obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of index-based ETFs is generally highly correlated with the indices or sectors which they are designed to track.

ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change.

Shares of ETFs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Closed-End Funds. An investment in closed-end funds should be made with an understanding of the risks which such an investment entails. Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-
end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors.
Closed-end funds' articles of incorporation may contain certain anti-
takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the
Trust) to sell their shares at a premium over prevailing market prices.
This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-
end fund shares which were purchased by a Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a Trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

A Trust is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share.
Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Business Development Companies. An investment in business development companies should be made with an understanding of the risks which such an investment entails. Business development companies' portfolios are managed and their shares are generally listed on a securities exchange. Business development companies are closed-end funds which have elected to be treated as business development companies. The net asset value of business development company shares will fluctuate with changes in the value of the underlying securities which the business development company fund owns. In addition, for various reasons business development company shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Business development companies' articles of incorporation may contain certain anti-
takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the
Trust) to sell their shares at a premium over prevailing market prices.
This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those business development company shares which were purchased by the Trust at a premium.
In the unlikely event that a business development company converts to open-
end status at a time when its shares are trading at a premium there would be an immediate loss in value to a Trust since shares of open-end funds trade at net asset value. Certain business development companies may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by the Trust are repurchased by a fund, the
Trust's position in that fund would be reduced and the cash would be distributed.

A Trust is prohibited from subscribing to a rights offering for shares of any of the business development companies in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Business development companies may utilize leveraging in their portfolios.
Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the
Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Convertible Securities. The following section applies to individual Trusts which contain Securities which invest in convertible securities.
Convertible securities include convertible subordinated debentures and corporate bonds ("Convertible Bonds") and cumulative convertible preferred stocks ("Convertible Preferred Stocks"). Convertible securities contain a conversion privilege which, under specified circumstances, offers the holder the right to exchange such security for common stock of the issuing corporation. Convertible Bonds obligate the issuing company to pay a stated annual rate of interest (or a stated dividend in the case of
Convertible Preferred Stocks) and to return the principal amount after a specified period of time. The income offered by convertible securities is generally higher than the dividends received from the underlying common stock, but lower than similar quality non-convertible debt securities.
Convertible securities are usually priced at a premium to their conversion value, i.e., the value of the common stock received if the holder were to exchange the convertible security.

The holder of the convertible security may choose at any time to exchange the convertible security for a specified number of shares of the common stock of the corporation, or occasionally a subsidiary company, at a specified price, as defined by the corporation when the security is issued. Accordingly, the value of the convertible obligation may generally be expected to increase (decrease) as the price of the associated common stock increases (decreases). Also, the market value of convertible securities tends to be influenced by the level of interest rates and tends to decline as interest rates increase and, conversely, to increase as interest rates decline. Convertible securities rank senior to common stocks in an issuer's capital structure, but are junior to non-convertible debt securities. As convertible securities are considered junior to any non-convertible debt securities issued by the corporation, convertible securities are typically rated by established credit ratings agencies at one level below the rating on such corporation's nonconvertible debt.

Convertible securities are hybrid securities, combining the investment characteristics of both bonds and common stock. Like a bond (or preferred stock), a convertible security pays interest at a fixed rate (dividend), but may be converted into common stock at a specified price or conversion rate.

When the conversion price of the convertible security is significantly above the price of the issuer's common stock, a convertible security takes on the risk characteristics of a bond. At such times, the price of a convertible security will vary inversely with changes in the level of interest rates. In other words, when interest rates rise, prices of convertible securities will generally fall; conversely, when interest rates fall, prices of convertible securities will generally rise. This interest rate risk is in part offset by the income paid by the convertible securities.

In contrast, when the conversion price of a convertible security and the common stock price are close to one another, a convertible security will behave like a common stock. In such cases, the prices of convertible securities may exhibit the short-term price volatility characteristic of common stocks.

For these reasons Unit holders must be willing to accept the market risks of both bonds and common stocks. However, because convertible securities have characteristics of both common stocks and bonds, they tend to be less sensitive to interest rate changes than bonds of comparable maturity and quality, and less sensitive to stock market changes than fully invested common stock portfolios. Because of these factors and the hybrid nature of convertible securities, Unit holders should recognize that convertible securities are likely to perform quite differently than broadly-based measures of the stock and bond markets.

The market for convertible securities includes a larger proportion of small- to medium-size companies than the broad stock market (as measured by such indices as the Standard & Poor's 500 Composite Stock Price Index).

Companies which issue convertible securities are often lower in credit quality, typically rated below "Investment Grade." Moreover, the credit rating of a company's convertible issuance is generally lower than the rating of the company's conventional debt issues since the convertible security is normally a "junior" security. Securities with such ratings are considered speculative, and thus pose a greater risk of default than investment grade securities.

High-risk securities may be thinly traded, which can adversely affect the prices at which such securities can be sold and can result in high transaction costs. Judgment plays a greater role in valuing high risk securities than securities for which more extensive quotations and last sale information are available. Adverse publicity and changing investor perceptions may affect the ability of outside price services to value securities.

During an economic downturn or a prolonged period of rising interest rates, the ability of issuers of debt to serve their payment obligations, meet projected goals, or obtain additional financing may be impaired.

Convertible securities are subject to the risk that the financial condition of the issuers of the convertible securities or the general condition of the stock market or bond market may worsen and the value of the convertible securities and therefore the value of the Units may decline. Convertible securities may be susceptible to general stock market movements and to increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Convertible Preferred Stocks are also subject to Congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the corporate investors who can take advantage of the deduction. Such reductions also might adversely affect the value of preferred stocks in general. Holders of preferred stocks have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, senior preferred stocks of, such issuers. Convertible Preferred Stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income (since dividends on a preferred stock must be declared by the issuer's Board of
Directors) or provide the same degree of protection of capital as do debt securities. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. The issuance of additional debt securities or senior preferred stock will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Convertible Preferred
Stocks in the Funds may be expected to fluctuate over the life of the
Trust to values higher or lower than those prevailing on the Date of
Deposit. Holders of Convertible Preferred Stocks incur more risk than holders of debt obligations because preferred stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of or holders of debt obligations issued by the issuer.

Convertible Bonds are typically subordinated debentures and, therefore, the claims of senior creditors must be settled in full before any payment will be made to holders of Convertible Bonds in the event of insolvency or bankruptcy. Senior creditors typically include all other long-term debt issuers and bank loans. Convertible Bonds do, however, have a priority over common and preferred stock. Investors in Convertible Bonds pay for the conversion privilege by accepting a significantly lower yield-to-
maturity than that concurrently offered by non-convertible bonds of equivalent quality.

Whether or not the convertible securities are listed on a national securities exchange, the principal trading market for the convertible securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the convertible securities may depend on whether dealers will make a market in the convertible securities. There can be no assurance that a market will be made for any of the convertible securities, that any market for the convertible securities will be maintained or of the liquidity of the convertible securities in any markets made.

Issues of Convertible Bonds and Convertible Preferred Stocks generally provide that the convertible security may be liquidated, either by a partial scheduled redemption pursuant to a sinking fund or by a refunding redemption pursuant to which, at the option of the issuer, all or part of the issue can be retired from any available funds, at prices which may or may not include a premium over the involuntary liquidation preference,

which generally is the same as the par or stated value of the convertible security. In general, optional redemption provisions are more likely to be exercised when the convertible security is valued at a premium over par or stated value than when they are valued at a discount from par or stated
value. Generally, the value of the convertible security will be at a premium over par when market interest rates fall below the coupon rate.

Fixed-Income Securities. The following section applies to individual
Trusts which contain Securities which invest in fixed-income securities.
Fixed-income securities, in many cases, do not have the benefit of covenants which would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings which could have the effect of reducing the ability of the issuer to meet its debt obligations and might result in the ratings of the securities and the value of the underlying Trust portfolio being reduced.

Fixed-income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the securities.

Fixed-income securities may be original issue discount securities or zero coupon securities. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the securities, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original discount security reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the securities approach maturity. The effect of owning deep discount zero coupon Securities which do not make current interest payments is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon securities are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Fixed-income securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased were higher than the current market interest rates for newly issued securities of comparable rating and type.
If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value. To the extent that the securities were purchased at a price higher than the price at which they are redeemed, this will represent a loss of capital.

Certain fixed-income securities may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions or otherwise. A security subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a security issue is redeemed, at or before maturity, by the proceeds of a new security issue. A security subject to sinking fund redemption is one which is subject to partial call from time to time at par or from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

High-Yield Securities. The following section applies to individual Trusts which contain Securities which invest in high-yield securities. An investment in high-yield securities should be made with an understanding of the risks that an investment in high-yield, high-risk, fixed-rate, domestic and foreign securities or "junk" bonds may entail, including increased credit risks and the risk that the value of high-yield securities will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate securities generally.
High-yield securities are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's, or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange.
Trading of high-yield securities, therefore, takes place primarily in over-
the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made.
Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in
"investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a fixed-income security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-
rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

Should the issuer of any security default in the payment of principal or interest, the Securities in the Trust may incur additional expenses seeking payment on the defaulted security. Because amounts (if any)
recovered by the Securities in the Trust in payment under the defaulted security may not be reflected in the value of the Securities until actually received by the Securities and depending upon when a Unit holder purchases or sells his or her Units, it is possible that a Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations.
The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than "BBB-" by Standard & Poor's, or
"Baa3" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Trust and consider their ability to assume the risks involved before making an investment in the Trust.

Senior Loans. The following section applies to individual Trusts which contain Securities which invest in senior loans issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment by Securities in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-
payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating-rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on Securities investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Senior loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and
are generally not listed on any securities exchange. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of assets.

Subprime Residential Mortgage Loans. The following section applies to individual Trusts which contain Securities which invest in subprime residential mortgage loans. An investment in subprime residential mortgage loans should be made with an understanding of the risks which such an investment entails, including increased credit risks and the risk that the value of subprime residential mortgage loans will decline, and may decline precipitously, with increases in interest rates. In a high interest rate environment, the value of subprime residential mortgage loans may be adversely affected when payments on the mortgages do not occur as anticipated, resulting in the extension of the mortgage's effective maturity and the related increase in interest rate sensitivity of a longer-
term investment. The value of subprime mortgage loans may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole.

Due to current economic conditions, including fluctuating interest rates and declining home values, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, risks of investing in Securities which hold subprime mortgage loans are similar to those which affect high-yield securities or "junk" bonds, which include less liquidity, greater volatility and an increased risk of default as compared to higher rated securities.

TIPS. The following section applies to individual Trusts which contain
Securities which invest in TIPS. TIPS are inflation-indexed fixed-income securities issued by the U.S. Department of Treasury that utilize an inflation mechanism tied to the Consumer Price Index ("CPI"). TIPS are backed by the full faith and credit of the United States. TIPS are offered with coupon interest rates lower than those of nominal rate Treasury securities. The coupon interest rate remains fixed throughout the term of the securities. However, each day the principal value of the TIPS is adjusted based upon a pro-rata portion of the CPI as reported three months earlier. Future interest payments are made based upon the coupon interest rate and the adjusted principal value. In a falling inflationary environment, both interest payments and the value of the TIPS will decline.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the
Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations.
In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the
United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all
Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a
Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities
Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the
Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United
States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. The following section applies to individual Trusts which contain Securities issued by, or invest in securities from certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in
Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these
Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market price.

Common Stocks Selected for 40/60 Strategic Allocation Portfolio, 2nd
Quarter 2020 Series

The following information describes the Common Stocks selected through the application of each of the Strategies which comprise a portion of the
Trust as described in the prospectus.

                     Large-Cap Growth Strategy Stocks

AbbVie Inc., headquartered in North Chicago, Illinois, is a research-based pharmaceuticals company. The company discovers, develops and commercializes advanced therapies in immunology, oncology, women's health, neuroscience and other areas.

Amazon.com, Inc., headquartered in Seattle, Washington, operates as an online retailer of books, electronics and other products via a commercial site on the Internet. The company also operates an online auction site.

Arista Networks, Inc., headquartered in Santa Clara, California, provides cloud networking solutions to a range of industries including Internet companies, service providers, financial services organizations, government agencies, and media and entertainment companies, among others. The company offers operating systems, a set of network applications and Ethernet switches.

Ball Corporation, headquartered in Broomfield, Colorado, is a manufacturer of metal and plastic packaging, primarily for beverages, foods and household products. The company is also a supplier of aerospace systems, sensors and instruments, and other technologies for the aerospace market.

Best Buy Co., Inc., headquartered in Richfield, Minnesota, sells a wide selection of name brand consumer electronics, home office equipment, entertainment software and appliances through retail stores in numerous states.

Cadence Design Systems, Inc., headquartered in San Jose, California, offers electronic design automation (EDA) technologies and engineering services to electronics companies worldwide. The company also develops system design enablement (SDE) solutions for use in designing electronics systems, integrated circuits and electronic devices.

Caterpillar Inc., headquartered in Deerfield, Illinois, makes earthmoving, construction and materials handling machinery and equipment. The company also provides financing and insurance and distributes its equipment through a global network of dealers.

Citrix Systems, Inc., headquartered in Fort Lauderdale, Florida, provides virtualization, mobility management, networking and Software as a Service solutions worldwide. The company's Enterprise and Service Provider division supplies multi-user application server products that enable customers the flexibility to deliver desktops and applications as cloud services. The company's product lines include "ShareFile" and "GoToMeeting."

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black
Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley,"
"Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP,"
"Scoop Away" and "Tilex."

CoStar Group, Inc., headquartered in Washington, D.C., provides building-
specific information and analytics online to the commercial real estate industry in North America and internationally. The company offers databases of office and industrial space, including photos and floor plan images.

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and select private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located internationally.

Dollar General Corporation, headquartered in Goodlettsville, Tennessee, operates a chain of discount retail stores located primarily in the southern, southwestern, midwestern and eastern United States. The company offers a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-consumable products such as seasonal merchandise.

Edwards Lifesciences Corporation, headquartered in Irvine, California, provides a comprehensive line of products and services designed to treat late-stage cardiovascular disease. The company designs, develops and manufactures heart valve repair products, monitoring devices, oxygenators and pharmaceuticals.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides health care management services in the United States.

Fastenal Company, headquartered in Winona, Minnesota, is principally engaged in the sale of industrial supplies, including threaded fasteners and construction supplies, through its retail store sites located in all
50 states, Canada, Mexico, Puerto Rico and Singapore.

General Mills, Inc., headquartered in Minneapolis, Minnesota, produces a variety of consumer food products, including ready-to-eat cereals, desserts, flour and baking mixes, dinner and side dish products, snack products, beverages and yogurt products. The company manufactures and markets its products internationally.

Incyte Corporation, headquartered in Wilmington, Delaware, is a biopharmaceutical company. The company discovers, develops and commercializes drugs for use in the treatment of cancer and inflammation.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, is a global security and aerospace company that is principally engaged in the research, design and manufacture of advanced technology products and services. The company operates globally and its products and services focus on defense, intelligence, homeland security, cybersecurity and information technology.

MarketAxess Holdings Inc., headquartered in New York, New York, through its subsidiaries, enables electronic trading of corporate bonds and other types of fixed-income securities. The company's multi-dealer trading platform allows clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a leading health care solutions company that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Microsoft Corporation, headquartered in Redmond, Washington, is a technology company. The company develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools.

Monster Beverage Corporation, headquartered in Corona, California, through its subsidiaries, develops, markets and distributes "alternative"
beverages worldwide. The company's products include non-carbonated ready-
to-drink iced teas, lemonades, juice cocktails, dairy and coffee drinks, energy drinks, sports drinks and flavored sparkling beverages.

Old Dominion Freight Line, Inc., headquartered in Thomasville, North
Carolina, is a motor carrier. The company operates inter- and multi-
regionally and transports less-than-truckload shipments of general commodities, including consumer goods, textiles and capital goods.

PayPal Holdings, Inc., headquartered in San Jose, California, operates as a technology platform company that enables digital and mobile payments on behalf of consumers and merchants. The company offers online payment options to customers worldwide.

Regeneron Pharmaceuticals, Inc., headquartered in Tarrytown, New York, is a biopharmaceutical company. The company discovers, develops and commercializes medicines for the treatment of serious medical conditions in the United States.

Ross Stores, Inc., headquartered in Dublin, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Sysco Corporation, headquartered in Houston, Texas, is the largest marketer and distributor of foodservice products in North America. The company provides food products and related services to restaurants, healthcare and educational facilities, lodging establishments and other foodservice operations across the contiguous United States and portions of
Alaska and Canada.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, is an off-price apparel and home fashions retailer. The company operates "T.J.
Maxx," "Marshalls," "HomeGoods" and "T.K. Maxx" stores in the United
States and internationally.

VMware, Inc., headquartered in Palo Alto, California, provides virtualization infrastructure software solutions and related support and services in the United States and internationally.

Walmart, Inc., headquartered in Bentonville, Arkansas, is an international consumer staples company. The company owns and operates retail department stores, supercenters, full-line supermarkets and warehouse clubs.

                      Large-Cap Value Strategy Stocks

Air Products and Chemicals, Inc., headquartered in Allentown,
Pennsylvania, is an industrial gases company. The company recovers and distributes industrial gases and a variety of medical and specialty gases;
produces polymer chemicals, performance chemicals and supplies cryogenic and other process equipment and related engineering services.

Alexion Pharmaceuticals, Inc., headquartered in Boston, Massachusetts, is a global biopharmaceutical company. The company is engaged in the research and development of proprietary immunoregulatory products used in the treatment of autoimmune and cardiovascular diseases.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, private passenger automobile and homeowners policies and offers life insurance, annuity and group pension products. The company markets its products through independent agents and brokers, and also directly through call centers and the Internet.

Alphabet Inc. (Class A), headquartered in Mountain View, California, operates as a holding company. The company, through its subsidiaries, provides web-based search, maps, advertisements, software applications, mobile operating systems, consumer content, enterprise solutions, commerce and hardware products. The company was created in 2015 as the parent company of Google Inc. and several other companies that were owned by or tied to Google Inc.

Ameren Corporation, headquartered in St. Louis, Missouri, is a public utility holding company. The company's primary subsidiaries provide electricity and natural gas to customers in Missouri and Illinois.

Anthem, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the
United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets.

Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors. The company sells property and casualty insurance and other insurance products. The company also operates a freight rail transportation business and a group of utility and energy generation and distribution businesses.

Biogen Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company. The company primarily engages in the research, development and manufacture of targeted therapies for the treatment of neurodegenerative diseases, hematologic conditions and autoimmune disorders.

Boston Scientific Corporation, headquartered in Marlborough,
Massachusetts, manufactures and markets medical devices used in a broad range of interventional medical specialties, including cardiology, electrophysiology, gastroenterology, neuro-endovascular therapy, radiology, urology and vascular surgery.

Cigna Corporation, headquartered in Bloomfield, Connecticut, is an insurance company. The company offers life, accident, dental and health insurance along with other products and services to individuals, families and businesses.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New
Jersey, provides business and consulting process services and information technology. The company also offers full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

ConocoPhillips, headquartered in Houston, Texas, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Cummins Inc., headquartered in Columbus, Indiana, is an engine manufacturer. The company designs, manufactures and services diesel and natural gas engines and engine-related products.

Duke Energy Corporation, headquartered in Charlotte, North Carolina, is a utility company. Together with its subsidiaries, the company provides electric service, operates interstate natural gas pipelines, and markets electricity, natural gas and natural gas liquids.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company also produces casual video games and sells digital content.

EOG Resources, Inc., headquartered in Houston, Texas, along with its subsidiaries, explores for, develops, produces and markets crude oil and natural gas. The company operates in the United States, Canada, Trinidad and other international areas.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products. The company primarily operates in the United States.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience store business throughout the United States. The company also manufactures and processes food for sale by its supermarkets.

L3Harris Technologies Inc., headquartered in Melbourne, Florida, through its subsidiaries, provides communications products, systems and services to government and commercial customers worldwide. The company's products include RF communications, government communication systems and integrated network solutions.

Newmont Corporation, headquartered in Greenwood Village, Colorado, is a holding company principally engaged in gold mining. The company has gold mining operations in North and South America, the Middle East, Asia,
Australia and New Zealand.

PACCAR Inc, headquartered in Bellevue, Washington, makes light-, medium-
and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, anti-
fungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries that provide personal auto insurance and specialty property-casualty insurance and related services.
The company offers its services throughout the United States.

T-Mobile US, Inc., headquartered in Bellevue, Washington, offers mobile communications services under the "T-Mobile" brands in the United States,
Puerto Rico and the U.S. Virgin Islands. The company's brands include "T-
Mobile," "MetroPCS" and "GoSmart."

T. Rowe Price Group, Inc., headquartered in Baltimore, Maryland, is a financial services holding company. The company, through its subsidiaries, serves as an investment advisor to both individual and institutional investors and manages a variety of stock, bond and money market mutual funds.

Twitter, Inc., headquartered in San Francisco, California, is a global platform for commentary and conversation in real time. The company allows users the ability to write messages and follow other users' activities.

Walgreens Boots Alliance, Inc., headquartered in Deerfield, Illinois, with its subsidiaries, operates a global network of pharmacies with a presence in more than 25 countries. The company provides consumer goods and services, health and wellness services, prescription and non-prescription drugs, general merchandise, household items, personal care,
photofinishing, candy and beauty care, as well as specialty pharmacy services for chronic health issues.

Xcel Energy Inc., headquartered in Minneapolis, Minnesota, is engaged in the generation, transmission and distribution of electricity and natural gas. The company generates electricity using coal, nuclear, natural gas, hydro, solar, oil and refuse, biomass and wind energy sources.

                      Mid-Cap Growth Strategy Stocks

The Boston Beer Company, Inc., headquartered in Boston, Massachusetts, produces beer, malt beverages and hard cider products under the brand names "Sam Adams," "Twisted Tea" and "Angry Orchard." The company distributes its products in the United States, Canada, the Caribbean,
Europe, Israel, Mexico and the Pacific Rim.

Cabot Oil & Gas Corporation, headquartered in Houston, Texas, produces and markets natural gas in the United States. The company holds interests in the Gulf Coast, the West and the East. The company conducts operations in
Texas and the Louisiana Gulf Coast, Wyoming, Oklahoma, the Texas
panhandle, southwest Kansas and the Appalachian basin.

Ciena Corporation, headquartered in Hanover, Maryland, is a technology company. The company provides network hardware, software and services that support the transport, switching, aggregation, service delivery and management of video, data, and voice traffic on communications networks.

Columbia Sportswear Company, headquartered in Portland, Oregon, is one of the largest outerwear manufacturers in the world and leading seller of skiwear in the United States.

eHealth, Inc., headquartered in Santa Clara, California, provides Internet-
based insurance agency services for individuals, families and small businesses. The company offers health insurance and Medicare plans and operates primarily in the United States.

Encompass Health Corporation, headquartered in Birmingham, Alabama, operates inpatient rehabilitation hospitals. The company provides specialized rehabilitative treatment on an inpatient and outpatient basis in the United States.

Enphase Energy, Inc., headquartered in Fremont, California, provides microinverter technology for the solar power industry. The company's technology increases energy production, simplifies design and installation, reduces fire safety risk and provides a platform for intelligent energy management.

Erie Indemnity Company, headquartered in Erie, Pennsylvania, provides sales, underwriting and policy issuance services to the policyholders of
Erie Insurance Exchange in the United States.

Expeditors International of Washington, Inc., headquartered in Seattle,
Washington, is engaged in the business of logistics management, including international freight forwarding and consolidation, for both air and ocean freight. The company operates globally.

Exponent, Inc., headquartered in Menlo Park, California, together with its subsidiaries, is an engineering and scientific consulting firm. The company's services include analysis of product development, product recall, regulatory compliance and discovery of potential problems related to products, people or impending litigation.

FTI Consulting, Inc., headquartered in Washington, D.C., together with its subsidiaries, provides litigation and claims management consulting to corporations, law firms and insurance companies. The company's consulting services include visual communications and trial consulting, engineering and scientific investigation, financial services, and assessment and expert testimony regarding intellectual property rights. The company has operations worldwide.

Generac Holdings Inc., headquartered in Waukesha, Wisconsin, designs, manufactures and markets a range of generators and other engine powered products for the residential, light commercial, industrial and construction markets in the United States and Canada.

Gentex Corporation, headquartered in Zeeland, Michigan, designs, manufactures and markets products developed with electro-optic technology.
Products include automatic dimming rearview mirrors and fire safety products. The company markets its products globally.

Houlihan Lokey, Inc., headquartered in Los Angeles, California, is a global investment bank. The company has expertise in mergers and acquisitions, financings, financial restructurings and financial advisory services.

ICU Medical, Inc., headquartered in San Clemente, California, develops, manufactures and sells proprietary, disposable medical connection systems for use in infusion therapy, oncology and critical care applications.

Lancaster Colony Corporation, headquartered in Westerville, Ohio, operates in three retail business segments: specialty foods, glassware and candles, and automotive.

Landstar System, Inc., headquartered in Jacksonville, Florida, through subsidiaries, operates as a truckload carrier in North America,

transporting a variety of freight including iron and steel, automotive products, paper, lumber and building products, aluminum, chemicals, foodstuffs, heavy machinery, ammunition and explosives, and military hardware.

LHC Group, Inc., headquartered in Lafayette, Louisiana, through its subsidiaries, provides post-acute health care services to patients throughout the United States. The company's services include skilled nursing care, medically-oriented social services, physical therapy, occupational therapy and speech therapy.

MAXIMUS, Inc., headquartered in Reston, Virginia, is a provider of program management and consulting services to government agencies throughout the
United States.

Medpace Holdings, Inc., headquartered in Cincinnati, Ohio, is a clinical research company. The company provides clinical development services to the biotechnology, pharmaceutical and medical device industries.

Molina Healthcare, Inc., headquartered in Long Beach, California, is a multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals.

NRG Energy, Inc., headquartered in Princeton, New Jersey, operates as a wholesale power generation company. The company sells and delivers energy and energy products and services primarily in the United States.

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments:
the construction and marketing of homes; and mortgage banking.

Ollie's Bargain Outlet Holdings, Inc., headquartered in Harrisburg,
Pennsylvania, is a brand name discount retailer. The company offers a broad selection of merchandise, including food, home, clothing, pet and garden products.

Qualys, Inc., headquartered in Foster City, California, is a provider of cloud security, compliance and related services for small and medium-sized businesses, large corporations and government entities. The company offers vulnerability management solutions as applications through the web.

Quidel Corporation, headquartered in San Diego, California, develops, manufactures and markets point-of-care diagnostic solutions for infectious diseases and reproductive health primarily in the United States.

Take-Two Interactive Software, Inc., headquartered in New York, New York, develops, publishes and markets interactive entertainment for consumers worldwide. The company's products are delivered through physical retail, digital download, online and cloud streaming services.

Texas Roadhouse, Inc., headquartered in Louisville, Kentucky, is a moderately priced, full service restaurant chain. The company operates throughout the United States and internationally.

Ulta Beauty, Inc., headquartered in Bolingbrook, Illinois, is a beauty retailer. The company offers cosmetics, fragrance, skin, haircare products and salon services.

Watsco, Inc., headquartered in Miami, Florida, together with its subsidiaries, is a distributor of air conditioning, heating and refrigeration equipment and related parts and supplies. The company has operations throughout North America.

                       Mid-Cap Value Strategy Stocks

ALLETE, Inc., headquartered in Duluth, Minnesota, is an energy company.
Together with its subsidiaries, the company generates, transmits, distributes, markets and trades electrical power for both its retail and wholesale customers in the upper Midwest.

Avangrid, Inc., headquartered in New Haven, Connecticut, generates, transmits and distributes electricity and natural gas. The company also develops, constructs and operates renewable energy generation facilities primarily using onshore wind power, as well as solar, biomass and thermal power.

Bio-Rad Laboratories, Inc. (Class A), headquartered in Hercules,
California, is a manufacturer of health care products. The company produces and markets a broad range of appliances and systems used to separate, identify and analyze complex chemical and biological materials.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance.
The company markets a variety of insurance products and provides leasing and financing and investment management services to institutions, corporations and individuals.

CNA Financial Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company and its subsidiaries provide commercial, property, and casualty insurance products and services.

D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in more than 25 states. The company positions itself between large-volume and local custom homebuilders and sells its single-
family homes to the entry-level and move-up market segments.

EMCOR Group, Inc., headquartered in Norwalk, Connecticut, is a mechanical and electrical construction and facilities services firm, providing services to a range of commercial, industrial, utility and institutional customers in the United States, the United Kingdom and internationally.
The company's products and services include generators, fire alarms and security systems, clean-room ventilation systems and outage services to industrial plants.

Equity Commonwealth, headquartered in Chicago, Illinois, is a self-managed real estate investment trust that owns and leases commercial office buildings and senior housing properties throughout the United States.

First American Financial Corporation, headquartered in Santa Ana,
California, provides various financial services in the United States and internationally, operating in two segments: Title Insurance and Services, and Specialty Insurance.

Grand Canyon Education, Inc., headquartered in Phoenix, Arizona, offers traditional and online post-secondary education programs. Services include undergraduate and graduate degree programs in education, health care, business and liberal arts.

Hyatt Hotels Corporation (Class A), headquartered in Chicago, Illinois, develops, owns, operates, franchises, and licenses full and select service hotels, resorts, and residential and vacation properties worldwide.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity. The company provides its services in
Idaho, Nevada and Oregon.

Knight-Swift Transportation Holdings Inc., headquartered in Phoenix,
Arizona, operates as a multi-faceted transportation services company and truckload carrier in North America. The company offers dry van, temperature-controlled, flat bed, cross border and intermodal transport services.

Lennar Corporation, headquartered in Miami, Florida, is engaged in the two principal businesses of building and selling homes and providing mortgage financing services.

ManTech International Corporation, headquartered in Herndon, Virginia, delivers a variety of information technology and technical services to
United States federal government customers. The company focuses on critical national defense programs for the intelligence community and the
Department of Defense. The company designs, develops and operates enterprise information technology and communication systems and infrastructures.

Markel Corporation, headquartered in Glen Allen, Virginia, through its subsidiaries, engages in marketing and underwriting insurance products and programs in the United States and internationally.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, is a flooring manufacturer. The company develops carpet, ceramic tile, laminate, wood, stone and vinyl flooring products for residential and commercial use.

MSC Industrial Direct Co., Inc. (Class A), headquartered in Melville, New
York, distributes industrial equipment and supplies to industrial customers throughout the United States. The company distributes a full line of products, including cutting tools, abrasives, measuring instruments, machine tool accessories, safety equipment, fasteners, welding supplies and electrical supplies.

National Fuel Gas Company, headquartered in Williamsville, New York, is a diversified energy company with operations in six segments: Utility,
Pipeline and Storage, Exploration and Production, International, Energy
Marketing and Timber.

NortonLifeLock Inc., headquartered in Tempe, Arizona, develops cyber safety software for consumer computing. The company's products help consumers protect their devices, online privacy, identity and home networks.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products internationally. The company's products include hot-rolled, cold-rolled and galvanized sheet, cold finished steel, bar steel and more.

Old Republic International Corporation, headquartered in Chicago,
Illinois, is an insurance holding company. The company's subsidiaries are engaged in the underwriting and marketing of a variety of coverage options, including property and liability, life and disability, title, mortgage guaranty and health insurance.

ONE Gas, Inc., headquartered in Tulsa, Oklahoma, provides gas and oil services to residential, commercial, industrial, transportation and wholesale industries.

Oshkosh Corporation, headquartered in Oshkosh, Wisconsin, is an industrial machine manufacturing company. The company's products include specialty trucks and truck bodies for access equipment, fire and emergency, defense and commercial uses.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns
Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to nearly all of Arizona. The company is engaged in the generation and distribution of electricity from coal, nuclear, oil, gas and solar resources.

PulteGroup, Inc., headquartered in Atlanta, Georgia, is a holding company whose subsidiaries are engaged in homebuilding and financial services businesses.

Quanta Services, Inc., headquartered in Houston, Texas, is a provider of specialized contracting services, offering infrastructure solutions to the gas, oil and electric power industries. The company operates across North
America and internationally.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company that provides cutting, leveling, sawing, machining and electropolishing services. The company operates processing and distribution facilities throughout the United States and worldwide.

Snap-on Incorporated, headquartered in Kenosha, Wisconsin, is a tool manufacturer. The company develops, manufactures and markets tools, equipment, diagnostics and system solutions for the professional tool user in various industries.

Universal Health Services, Inc. (Class B), headquartered in King of
Prussia, Pennsylvania, owns and operates acute care hospitals, behavioral health centers and women's hospitals; and operates/manages surgery and radiation oncology centers. The company operates throughout the United
States and Puerto Rico.

                     Small-Cap Growth Strategy Stocks

Acushnet Holdings Corp., headquartered in Fairhaven, Massachusetts, is a manufacturing company. The company produces clothing and golf equipment.

Alarm.com Holdings, Inc., headquartered in Tysons, Virginia, provides a platform to make connected home technology broadly accessible to home and business owners. The company also sells hardware used by its systems, including cellular radio modules, video cameras, image sensors, thermostats and other peripherals.

Arena Pharmaceuticals, Inc., headquartered in San Diego, California, is a biotechnology company. The company focuses on the development of small molecule drugs for a variety of therapeutic areas.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses. The company operates in the western United
States and western Canada.

Badger Meter, Inc., headquartered in Milwaukee, Wisconsin, markets and manufactures flow measurement and control products worldwide. The company's products include water meters and related technologies as well as products to measure and control materials flowing through a pipe, such as water, air, oil, food and beverage and pharmaceuticals in production.
The company's products also have applications in the heating, ventilating and air-conditioning industries.

Brady Corporation, headquartered in Milwaukee, Wisconsin, is an international manufacturer and marketer of high performance identification solutions and specialty materials that identify and protect premises, products and people.

Central Garden & Pet Company (Class A), headquartered in Walnut Creek,
California, is a marketer and producer of branded products for the pet supply and the lawn and garden supply markets. The company's pet supplies include food, toys, carriers and grooming products. Lawn and garden supplies include seed, herbicides and insecticides, holiday lighting products and other decorative outdoor products.

Chesapeake Utilities Corporation, headquartered in Dover, Delaware, through its subsidiaries, engages in the distribution, transmission and marketing of natural gas.

Cohen & Steers, Inc., headquartered in New York, New York, together with its subsidiaries, is a registered investment advisor serving individual and institutional investors worldwide. The company manages open-end and closed-end mutual funds, as well as alternative investment strategies.

Diodes Incorporated, headquartered in Plano, Texas, is an information technology company. The company manufactures, sells and distributes application-specific standard products to the semiconductor markets worldwide.

Greif, Inc., headquartered in Delaware, Ohio, engages in the manufacture and sale of industrial packaging products, container board and corrugated products worldwide.

Heartland Express, Inc., headquartered in North Liberty, Iowa, a short-to-
medium haul truckload carrier, provides nationwide transportation service to major shippers. The company transports appliances, consumer products, packaged foodstuffs, automotive parts, paper products, and retail goods.

Hub Group, Inc., headquartered in Oak Brook, Illinois, is an intermodal marketing company and a full-service transportation provider. The company offers intermodal, truck brokerage and comprehensive logistics services.

Integer Holdings Corporation, headquartered in Plano, Texas, is a medical device manufacturing company. The company's products include pacemaker batteries, defibrillator batteries and batteries for commercial applications.

J & J Snack Foods Corp., headquartered in Pennsauken, New Jersey, manufactures, distributes and markets nutritional snack foods and frozen beverages nationally to the food service and retail supermarket industries.

Lattice Semiconductor Corporation, headquartered in Hillsboro, Oregon, designs, develops and markets high-performance programmable logic devices
(PLDs) and related software.

Lexington Realty Trust, headquartered in New York, New York, is a self-
managed real estate investment trust that acquires, owns and manages a geographically diverse portfolio of net leased office, industrial and retail properties.

National Beverage Corp., headquartered in Fort Lauderdale, Florida, through its subsidiaries, manufactures and produces a variety of beverage products primarily in the United States. The company gears its products toward health-conscious consumers with offerings like sparkling water, energy drinks and juices, and also sells various soft drinks.

Otter Tail Corporation, headquartered in Fergus Falls, Minnesota, through its subsidiaries, operates in four business segments: electric, manufacturing, construction and plastics. The electric segment includes the production, sale and transmission of energy in Minnesota, North Dakota and South Dakota. The manufacturing segment specializes in metal fabrication and production of custom plastic parts and PVC pipe with customers across the United States and Canada.

Power Integrations, Inc., headquartered in San Jose, California, designs, develops and markets proprietary, high-voltage analog integrated circuits for use in AC-to-DC power conversion and regulating output voltage and/or current. The company's products are used in mobile phones, computers, appliances, electronic utility meters and similar applications.

Saia, Inc., headquartered in Johns Creek, Georgia, is a transportation company that provides a variety of trucking transportation and supply chain solutions to a range of industries, including the retail, chemical and manufacturing industries.

Sprouts Farmers Market, Inc., headquartered in Phoenix, Arizona, is a specialty retailer of fresh, natural and organic food in the United
States. The company's stores sell produce, bulk foods, vitamins, groceries, meat and seafood, deli and bakery products, dairy, frozen foods, liquor and natural health, body care and household products.

SPS Commerce, Inc., headquartered in Minneapolis, Minnesota, is a provider of on-demand supply chain management solutions through an online hosted software suite. The company utilizes pre-built integrations to help eliminate on-premise software and support staff to shorten the supply cycle, optimize inventory levels and reduce costs.

Stepan Company, headquartered in Northfield, Illinois, engages in the production and sale of specialty and intermediate chemicals. The company's products include surfactants used in cleaning products and polymers used in thermal insulation.

Steven Madden, Ltd., headquartered in Long Island City, New York, together with its subsidiaries, designs, sources, markets and sells fashion-forward footwear brands for women, men and children.

TopBuild Corp., headquartered in Daytona Beach, Florida, is an insulation products company. The company installs and distributes insulation and other building products, including fireplaces, gutters and roofing materials.

Universal Forest Products, Inc., headquartered in Grand Rapids, Michigan, through its subsidiaries, designs, manufactures, treats and distributes lumber products for retail, industrial and construction markets. The company also produces wood-alternative products.

USANA Health Sciences, Inc., headquartered in Salt Lake City, Utah, develops and manufactures nutritional, personal care and weight management products. The company's products are distributed internationally through a network marketing system.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce. The company operates in two segments, Truckload Transportation Services and Value
Added Services.

Westamerica Bancorporation, headquartered in San Rafael, California, is the holding company for Westamerica Bank. The company provides a full range of financial services to individual and corporate customers, including checking and savings accounts and a variety of loans. The company operates in California.

                      Small-Cap Value Strategy Stocks

ABM Industries Incorporated, headquartered in New York, New York, operates as a facilities services contractor. Together with its subsidiaries, the company provides a broad range of outsourced facility and operational services to industrial, commercial and institutional clients throughout the United States.

Adtalem Global Education Inc., headquartered in Chicago, Illinois, is a private education provider. The company offers degree and non-degree programs in the medical and health care postsecondary education industry and test preparation, certifications, conferences and seminars in the financial services industry.

American National Insurance Company, headquartered in Galveston, Texas, is an insurance provider. The company sells a variety of insurance product lines, including life, health, property, casualty and credit insurance.

AutoNation, Inc., headquartered in Fort Lauderdale, Florida, retails, finances and services new and used vehicles. The company also provides other related products and services, such as the sale of parts and accessories, extended service contracts, insurance products and other aftermarket products, and collision repair services.

BMC Stock Holdings, Inc., headquartered in Raleigh, North Carolina, is a provider of diversified building products and services to professional builders and contractors in the residential housing market. The company's products and services include millwork and structural component manufacturing capabilities, building materials, consultative showrooms and design centers.

Carpenter Technology Corporation, headquartered in Philadelphia,
Pennsylvania, manufactures, fabricates and distributes specialty metals and engineered products. The company's products include stainless steels, special alloys, ceramics, titanium products and metal powders.

CNX Resources Corporation, headquartered in Canonsburg, Pennsylvania, is an energy services provider. The company explores for and produces natural gas in the United States.

Commercial Metals Company, headquartered in Irving, Texas, together with its subsidiaries, manufactures, recycles, markets and distributes steel and metal products and related materials and services. The company operates a network of locations throughout the United States and internationally.

Employers Holdings, Inc., headquartered in Reno, Nevada, is an insurance holding company. Together with its subsidiaries, the company is engaged in the commercial property and casualty insurance industry, specializing in workers' compensation products and services.

EQT Corporation, headquartered in Pittsburgh, Pennsylvania, is an integrated energy company, with emphasis on Appalachian area natural gas supply, natural gas transmission and distribution and energy management services. The company serves customers throughout the United States.

Foot Locker, Inc., headquartered in New York, New York, is a global retail athletic footwear and apparel company. The company markets its products primarily in mall-based stores and in high-traffic urban retail areas.

Graham Holdings Company, headquartered in Arlington, Virginia, is a diversified media organization. The company's operations include newspaper publishing, television broadcasting, educational services and magazine publishing.

Knowles Corporation, headquartered in Itasca, Illinois, is a global supplier of micro-acoustic, audio processing and specialty component solutions. The company serves the mobile consumer electronics, communications, medical, military, aerospace and industrial markets.

Korn Ferry, headquartered in Los Angeles, California, is engaged in the business of providing executive recruitment and technology-enhanced middle-
management recruitment. The company also offers consulting and related services globally.

M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and
Virginia. The company also originates mortgage loans primarily for its home buyers.

Mercury General Corporation, headquartered in Los Angeles, California, is an insurance holding company. The company, through its subsidiaries, writes personal automobile, homeowners, commercial automobile, commercial property, mechanical breakdown and umbrella insurance.

Meritage Homes Corporation, headquartered in Scottsdale, Arizona, designs, builds and sells single-family homes ranging from entry-level to semi-
custom luxury homes. The company operates in Arizona, California and Texas under the "Hancock Communities," "Legacy Homes," "Meritage Homes" and
"Monterey Homes" names.

Methode Electronics, Inc., headquartered in Chicago, Illinois, engages in the design, manufacture, and marketing of component and subsystem devices employing electrical, electronic, wireless, sensing, and optical technologies.

National General Holdings Corp., headquartered in New York, New York, is a specialty personal lines insurance holding company, providing personal and commercial automobile, supplemental health, homeowners and umbrella insurance products in the United States. The company operates in the
Property and Casualty, and Accident and Health segments.

Regal Beloit Corporation, headquartered in Beloit, Wisconsin, is a global manufacturer of electric motors, electric generators and mechanical motion control products. The company's products are used in various commercial and industrial applications.

Renasant Corporation, headquartered in Tupelo, Mississippi, is the parent of Renasant Bank and Renasant Insurance. The company operates banking and insurance offices in Mississippi, Alabama, Georgia, Florida and Tennessee.
The company provides a range of deposit products, loans, and other services, as well as life, health and disability, and long-term care insurance.

Rush Enterprises, Inc. (Class A), headquartered in New Braunfels, Texas, operates as a retailer of transportation and construction equipment. The company also provides parts, maintenance and related services.

Southwestern Energy Company, headquartered in Spring, Texas, is a diversified energy company engaging in oil and gas exploration and production, and natural gas gathering, transmission, marketing and distribution.

Super Micro Computer, Inc., headquartered in San Jose, California, designs, produces and markets high-efficiency server solutions based on modular and open-standard architecture. The company offers servers, memory, disc drives, network devices and server management software. The company markets its products internationally.

Sykes Enterprises, Incorporated, headquartered in Tampa, Florida, is engaged in providing customer management solutions and services to technology-enabled companies primarily within the technology, communications and financial services markets. The company operates in
North America, Africa, Asia, Australia, Europe, Latin America and the
Middle East.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

UMB Financial Corporation, headquartered in Kansas City, Missouri, is a multi-bank holding company. The company provides banking and other financial services throughout the United States.

United States Cellular Corporation, headquartered in Chicago, Illinois, is a communication services company. The company owns, operates and invests in cellular telephone systems throughout the United States.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-
products and also distributes lumber and building products. The company markets its products globally.

Weis Markets, Inc., headquartered in Sunbury, Pennsylvania, operates retail food markets in Pennsylvania, Maryland, New Jersey, New York and
West Virginia. The company utilizes a loyalty card program which allows customers to receive discounts, promotions and rewards.

                       International Strategy Stocks

adidas AG (ADR), headquartered in Herzogenaurach, Germany, is a sports apparel manufacturer and parent company of the Adidas Group, which consists of the Reebok sportswear company, golf company (including
Ashworth), and Rockport. The company markets and sells its products worldwide.

Air Liquide S.A. (ADR), headquartered in Paris, France, is engaged in providing gases for use in industrial, health, and environmental businesses. The company, through its subsidiaries, provides materials, services and equipment for a wide array of industries.

The Bank of Nova Scotia, headquartered in Toronto, Canada, is a financial institution providing a range of financial services in Canada, Asia, the
Caribbean, Central and Latin America, the United States and Mexico. The
company offers commercial, retail, corporate, international, and private banking services and products.

Barrick Gold Corporation, headquartered in Toronto, Canada, is engaged in the production and sale of gold and copper, including related mining activities such as exploration, development, mining and processing. The company has operating mines and projects located in Canada and globally.

BCE Inc., headquartered in Verdun, Canada, provides a full range of communication services to residential and business customers. The company's services include IP-broadband, value-added business solutions and direct-to-home satellite and VDSL television services, including local, long distance and wireless phone services, high speed and wireless
Internet access.

CSL Limited (ADR), headquartered in Parkville, Australia, develops, manufactures and markets human pharmaceutical and diagnostic products derived from human plasma. The company's products include pediatric and adult vaccines, infection and pain medicine, antivenoms, anticoagulants, skin disorder remedies and immunoglobulins.

Daikin Industries, Ltd. (ADR), headquartered in Osaka, Japan, is a manufacturer of air conditioning equipment. The company also has operations in chemicals, oil hydraulics, defense systems and electronics businesses.

EssilorLuxottica S.A. (ADR), headquartered in Charenton-le-Pont, France, is an eyewear manufacturer. The company designs, makes and sells frames, lenses and other related products to customers worldwide.

Iberdrola S.A. (ADR), headquartered in Bilbao, Spain, generates, distributes, trades and markets electricity in North America, Latin
America and Europe. The company specializes in clean energy using renewable sources, including onshore and offshore wind, hydro, solar thermal and photovoltaic.

Industria de Diseno Textil, S.A. (ADR), headquartered in Arteixo, Spain, designs, manufactures and distributes apparel. The company operates retail chains in Europe, the Americas, Asia and Africa.

KDDI Corporation (ADR), headquartered in Tokyo, Japan, together with its subsidiaries, provides telecommunication services in Japan and globally.
The company offers mobile communication services, electronic money services, cloud-based solutions for small and mid-sized businesses, and data center services.

L'Oreal S.A. (ADR), headquartered in Clichy, France, along with its subsidiaries, creates and sells various cosmetics products for men and women.

Nestle S.A. (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company, as well as the world's largest food company.
The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.

Nintendo Co., Ltd. (ADR), headquartered in Kyoto, Japan, together with its subsidiaries, manufactures and markets home-use video games globally. The company also produces related software used in conjunction with its television-compatible entertainment systems.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo,
Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures health care products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a health care company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

NTT DOCOMO, Inc. (ADR), headquartered in Tokyo, Japan, is a
telecommunications company. The company provides various types of telecommunication services, including cellular phones, satellite and mobile communication and wireless LAN networks. The company also provides optical-fiber broadband and Internet access services.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Schneider Electric SE (ADR), headquartered in Rueil-Malmaison, France, is a manufacturer of power distribution and automation systems. The company's products include circuit breakers, switches, meters, critical information products, cybersecurity solutions, field services and IT consulting.

Shin-Etsu Chemical Co., Ltd. (ADR), headquartered in Tokyo, Japan, produces and distributes synthetic resins and other chemical products such as fertilizers. The company also manufactures electronic materials such as semiconductor silicon, and synthetic and rare earth quartz.

Sony Corporation (ADR), headquartered in Tokyo, Japan, designs, develops, manufactures and markets electronic equipment and devices for the consumer, professional and industrial markets. Products include audio/video equipment for home and car, DVD players/recorders, game consoles, computers and computer peripherals. The company is also engaged in the entertainment and music publishing businesses.

TC Energy Corporation, headquartered in Calgary, Canada, is an energy infrastructure company. The company transmits, markets and processes energy in North America, and operates natural gas storage facilities and electrical power generation plants.

Thomson Reuters Corporation, headquartered in Toronto, Canada, provides electronic information for the professional marketplace and businesses worldwide. The company offers on-line systems and software products for sectors such as legal, health care, financial and corporate training.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection.

Volkswagen AG (ADR), headquartered in Wolfsburg, Germany, manufactures and sells vehicles. The company offers economy and luxury automobiles, sports cars, trucks and commercial vehicles, serving customers globally.

Zurich Insurance Group AG (ADR), headquartered in Zurich, Switzerland, is an insurance-based financial services provider with operations in North
America and Europe, as well as in Asia Pacific, Latin America and other markets.

We have obtained the foregoing company descriptions from third-party sources we deem reliable.

Undertakings

1.	Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.
2.	Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Exhibits

S-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 8630, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on April 14, 2020.

FT 8630

By:	First Trust Portfolios L.P. Depositor

By:	/s/ Elizabeth H. Bull Senior Vice President

S-2

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name	Title*	Date

James A. Bowen	Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.	) ) ) )By: /s/ Elizabeth H. Bull ) Attorney-in-Fact** ) April 14, 2020
James M. Dykas	Chief Financial Officer of First Trust Portfolios L.P.	) )
Christina Knierim	Controller of First Trust Portfolios L.P.	) )

*	The title of the person named herein represents his or her capacity in and relationship to First Trust Portfolios L.P., the Depositor.
**	Executed copies of the related powers of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 8556 (File No. 333-236093) and the same is hereby incorporated herein by this reference.

S-3

CONSENT OF COUNSEL

The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 of the Registration Statement.

CONSENT OF FIRST TRUST ADVISORS L.P.

The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

Consent of Independent Registered Public Accounting Firm

The consent of Deloitte & Touche LLP to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.

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EXHIBIT INDEX

1.1	Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1	Form of Trust Agreement for FT 8630 and certain subsequent Series, effective April 14, 2020 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2	Copy of Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.3	Copy of Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form

S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.4	Copy of Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.5	Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6	Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.2	Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

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3.1	Opinion of counsel as to legality of securities being registered.

4.1	Consent of First Trust Advisors L.P.

4.2	Consent of Independent Registered Public Accounting Firm.

6.1	List of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed on behalf of FT 8556).

7.1	Powers of Attorney executed by the Officers listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed on behalf of FT 8556).

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